MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2004

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Basis of Financial Statement Preparation to the accompanying financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying financial statements were made based on the exchange rate of Php56.176 to US$1.00, the volume weighted average exchange rate at June 30, 2004 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights

	June 30,	December 31,	Increase (Decrease)
(in millions)	2004	2003(1)	Amount	%
	(Unaudited)	(Audited)
Consolidated Balance Sheets
Total assets	Php300,899	Php297,626	Php3,273	1
Property, plant and equipment - net	243,444	244,427	(983)	–
Total debt	146,263	159,814	(13,551)	(8)
Total stockholders’ equity	104,830	93,578	11,252	12
Debt to equity ratio	1.40x	1.71x	–	–

	Six Months Ended June 30,
			Increase
	2004	2003(1)	Amount	%
	(Unaudited)
Consolidated Statements of Income
Operating revenues	Php55,597	Php46,219	Php9,378	20
Operating expenses	33,055	31,919	1,136	4
Net operating income	22,542	14,300	8,242	58
EBIT(2)	21,449	8,060	13,389	166
EBITDA(3)	34,694	19,756	14,938	76
Net income	12,008	1,785	10,223	573
Operating margin	41%	31%	–	–
EBITDA margin	62%	43%	–	–
Consolidated Statements of Cash Flows
Net cash provided by operating activities	Php35,010	Php23,081	Php11,929	52
Net cash used in investing activities	11,496	5,699	5,797	102
Capital expenditures	11,576	5,340	6,236	117
Net cash used in financing activities	20,352	17,090	3,262	19

_____________

(1)  As restated to reflect the change in accounting policy on leases, as described in Note 3 – Accounting Changes to the accompanying financial statements.

(2) EBIT is defined as earnings before minority interest in net income (losses) of consolidated subsidiaries, adding back interest expense and related items, taxes and deducting interest income. EBIT should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity.

(3) EBITDA is defined as earnings before minority interest in net income (losses) of consolidated subsidiaries, adding back interest expense and related items, taxes, depreciation and amortization, deducting interest income and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity.

EBIT and EBITDA, on a consolidated basis for the six months ended June 30, 2004 and 2003, are derived as follows:

	Six Months Ended June 30,
			Increase
	2004	2003(b)	Amount	%
	(Unaudited)
(in millions)
Earnings before minority interest in net income of consolidated subsidiaries(a)	Php12,026	Php1,567	Php10,459	667
Add: Interest expense and related items - net(a)	5,868	5,592	276	5
Provision for income tax(a)	4,020	1,146	2,874	251
Less: Interest income(a)	465	245	220	90
EBIT	21,449	8,060	13,389	166
Add: Depreciation and amortization(a)	13,245	11,696	1,549	13
EBITDA	Php34,694	Php19,756	Php14,938	76

________________

(a) See statements of income in the accompanying financial statements.

(b) As restated to reflect the change in accounting policy on leases, as described in Note 3 – Accounting Changes to the accompanying financial statements.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•               Wireless — wireless telecommunications services provided by PLDT’s subsidiaries, Smart Communications, Inc., our cellular service provider, and Mabuhay Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, and Telesat, Inc., our satellite and very small aperture terminal, or VSAT, operators;

•               Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., Maratel, Inc. and Bonifacio Communications Corporation, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global Corporation; and

•               Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc.; internet access services provided by ePLDT’s subsidiary Infocom Technologies, Inc.; and e-commerce, call centers and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments to the accompanying financial statements.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income (losses) for the six months ended June 30, 2004 and 2003. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Six Months Ended June 30,
					Increase (Decrease)
	2004	%(1)	2003(2)	%(1)	Amount	%
	(Unaudited)
(in millions)
Operating Revenues
Wireless	Php31,231	56	Php22,493	49	Php8,738	39
Fixed line	23,384	42	22,862	49	522	2
Information and communications technology	982	2	864	2	118	14
	55,597	100	46,219	100	9,378	20
Operating Expenses
Wireless	15,841	28	14,610	32	1,231	8
Fixed line	16,241	29	16,289	35	(48)	–
Information and communications technology	973	2	1,020	2	(47)	(5)
	33,055	59	31,919	69	1,136	4
Net Operating Income (Losses)
Wireless	15,390	28	7,883	17	7,507	95
Fixed line	7,143	13	6,573	14	570	9
Information and communications technology	9	–	(156)	–	165	106
	Php22,542	41	Php14,300	31	Php8,242	58

________________

(1) Operating expenses and net operating income (losses) are computed as a percentage of operating revenues.

(2) As restated to reflect the change in accounting policy on leases, as described in Note 3 – Accounting Changes to the accompanying financial statements.

Consolidated Operating Revenues

Largely driven by the continued strong growth of our wireless business, particularly Smart’s cellular business, our consolidated operating revenues for the first half of 2004 increased by Php9,378 million, or 20%, to Php55,597 million from Php46,219 million in the same period in 2003. The revenue contribution of our wireless business accounted for 56% of our consolidated operating revenues for the first half of 2004, compared to 49% in the same period in 2003. Smart contributed Php30,903 million in revenues for the first half of 2004, an increase of 40% over its revenue contribution of Php22,117 million for the same period in 2003.

Wireless

Our wireless business segment offers cellular services as well as satellite, VSAT, and other services.

The following table summarizes our consolidated operating revenues from our wireless business for the six months ended June 30, 2004 and 2003 by service segment:

	Six Months Ended June 30,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(Unaudited)
(in millions)
Wireless services:
Cellular	Php30,903	99	Php22,117	98	Php8,786	40
Satellite, VSAT and others	328	1	376	2	(48)	(13)
Total	Php31,231	100	Php22,493	100	Php8,738	39

Our wireless service revenues increased by Php8,738 million, or 39%, to Php31,231 million in the first half of 2004 from Php22,493 million in the same period in 2003 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. Accordingly, as a percentage of our consolidated operating revenues, wireless service revenues increased to 56% in the first half of 2004 from 49% in the same period in 2003.

Cellular Service

Our cellular service revenues consist of:

•               revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of discounts given to dealers;

•               monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our GSM service customers in excess of allotted free text messages, and (4) charges for value-added services, net of related content provider costs;

•               revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;

•               service fees charged to Pilipino Telephone Corporation, or Piltel, for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service; and

•               other charges, including those for reconnection and migration.

Proceeds from the sale of handsets and SIM packs are not recorded as part of cellular service revenues. Gains on the sale of handsets are offset against selling and promotions expense, while losses on the sale of handsets and SIM packs are included as part of selling and promotions expense.

Our cellular service revenues in the first half of 2004 amounted to Php30,903 million, an increase of Php8,786 million, or 40%, from Php22,117 million in the same period in 2003. Cellular service revenues accounted for 99% of our wireless revenues and contributed 56% to our consolidated operating revenues in the first half of 2004, compared to 48% in the same period in 2003. This increase was primarily due to the growth in Smart’s subscriber base, which increased by 4,331,123, or 53%, from 8,143,389 as of June 30, 2003 to 12,474,512 as of June 30, 2004. The strong subscriber growth offset the decline in blended monthly gross and net ARPU, which dropped by 13% and 10%, respectively.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, Smart Infinity and Smart Kid. Smart Buddy is a prepaid service while Smart Gold, addict mobile, Smart Infinity and Smart Kid are postpaid services, which are all provided through Smart's digital GSM network. Introduced in April 2003, addict mobile offers exclusive multimedia content to subscribers and features personalized means for internet surfing, allowing subscribers to apply their allocated free credits towards their choice of data and value-added services. Smart Infinity is a premium postpaid plan, launched in January 2004 that caters to affluent and highly mobile market, offering first class quality services, including a round-the-clock dedicated personal concierge service, international assistance services, premium handset packages and exclusive lifestyle content. Smart Kid, launched in May 2004, is especially designed for children, ages 5 to 12 years old, and is equipped with “Family Finder” which automatically forwards the child’s call to pre-assigned numbers on the phone, a location-based finder service to enable them to keep in touch with their family members, as well as educational value-added services content.

The following table summarizes key measures of our cellular business as of and for the six months ended June 30, 2004 and 2003:

	Six Months Ended June 30,
			Increase
	2004	2003	Amount	%
	(Unaudited)
(in millions)
Cellular revenues	Php30,903	Php22,117	Php8,786	40

GSM	30,643	21,937	8,706	40

By component	27,193	19,767	7,426	38
Voice	14,508	11,525	2,983	26
Data	12,685	8,242	4,443	54

By service type	27,193	19,767	7,426	38
Prepaid	25,165	18,178	6,987	38
Postpaid	2,028	1,589	439	28

GSM-Others(1)	3,450	2,170	1,280	59

Others(2)	260	180	80	44

	As of June 30,
			Increase
	2004	2003	Amount	%
	(Unaudited)

GSM Cellular subscriber base	12,474,512	8,143,389	4,331,123	53
Prepaid	12,200,978	7,920,447	4,280,531	54
Postpaid	273,534	222,942	50,592	23

Systemwide subscriber base(3)	16,028,407	10,363,725	5,664,682	55

	Six Months Ended June 30,
			Increase
	2004	2003	Amount	%
	(Unaudited)

Traffic volumes (in millions)
Calls (in minutes)	2,041	1,709	332	19
Domestic	1,456	1,198	258	22
International	585	511	74	14
Inbound	511	442	69	16
Outbound	74	69	5	7
Text messages – outbound	16,774	10,744	6,006	56

________________

(1)  Refers to other non-subscriber-related revenues, such as facility service fees from Smart’s revenue-sharing agreement with Piltel and inbound international roaming fees.

(2)  Refers to all other services consisting primarily of revenues from Smart Money Holdings Corporation, public calling offices and SMARTalk payphones, and a small number of leased line contracts.

(3)  Includes Piltel’s Talk’N Text subscribers of 3,553,895 and 2,220,336 as of June 30, 2004 and 2003, respectively. Talk’N Text is a prepaid GSM service provided by Piltel using Smart’s GSM network under a revenue-sharing agreement.

Voice Services

Smart’s revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, increased by Php2,983 million, or 26%, to Php14,508 million in the first half of 2004 from Php11,525 million in the same period in 2003 mainly due to the increase in subscriber base.

Prior to January 2004, Smart Buddy subscribers were charged a rate of Php8.00 per minute for calls made during peak hours and Php4.00 per minute for calls made during off-peak hours regardless of whether the calls were made to subscribers within the Smart network or to other mobile operators’ networks. Beginning January 2004, Smart implemented all-day flat air time rates for calls made by its prepaid subscribers. Calls terminating to other Smart and Piltel’s Talk ‘N Text subscribers are charged Php6.50 per minute, while an all-day flat rate of Php7.50 per minute is charged for calls terminating to other cellular network subscribers as well as local and NDD calls.

Air time rates for postpaid subscribers vary depending on type of postpaid plan selected by subscribers. Beginning January 25, 2004, Smart Gold, Smart Infinity and addict mobile launched flat rate-regular plans and consumable plans.

Data Services

Smart’s revenues from cellular data services, which include all text messaging-related services as well as value-added services, increased by Php4,443 million, or 54%, to Php12,685 million in the first half of 2004 from Php8,242 million in the same period in 2003. Cellular data services accounted for 41% of Smart's GSM cellular revenues in the first half of 2004, compared to 38% in the same period in 2003. Text messaging-related services contributed revenues of Php11,675 million in the first half of 2004, compared to Php7,720 million in the same period in 2003, and accounted for 92% and 94% of the total cellular data revenues for the first half of 2004 and 2003, respectively. The increase in revenues from text messaging-related services resulted mainly from a 56% increase in volume of text messages to 16,774 million outbound messages in the first half of 2004 from the 10,744 million outbound messages handled in the same period in 2003. Value-added services contributed revenues of Php1,010 million in the first half of 2004, increasing by Php488 million, or 93%, from Php522 million in the same period in 2003.

The following table shows the breakdown of Smart’s cellular data revenues for the six months ended June 30, 2004 and 2003:

	Six months ended June 30,		Increase (Decrease)
	2004	2003	Amount	%
	(Unaudited)
(in millions)
Text messaging
Domestic	Php10,859	Php6,865	Php3,994	58
International	816	855	(39)	(5)
	11,675	7,720	3,955	51
Value-added services
Non-Zed(1)	Php559	Php233	Php326	140
Smart ZedTM	197	210	(13)	(6)
Mobile Banking, Roaming SMS, WAP, Smart Money	254	79	175	222
	1,010	522	488	93
Total	Php12,685	Php8,242	Php4,443	54

________________

(1) Value-added services developed by Smart on its own platform.

Facility Services

Smart’s revenues from GSM service in the first half of 2004 and 2003 included facility service fees totaling Php2,814 million and Php1,823 million, respectively, representing Smart’s 50% share from Piltel’s Talk ‘N Text revenues, net of interconnection fees. As of June 30, 2004, Piltel had 3,553,895 Talk ‘N Text subscribers compared to 2,220,336 subscribers as of June 30, 2003 using Smart’s GSM network pursuant to a facilities service agreement between Smart and Piltel. See Note 15 – Related Party Transactions to the accompanying financial statements for a description of this agreement.

Subscriber Base, ARPU and Churn Rates

Of Smart’s 12,474,512 GSM subscribers as of June 30, 2004, prepaid subscribers accounted for approximately 98% while postpaid subscribers accounted for the remaining 2%. Smart's prepaid GSM subscriber base grew by 54% to 12,200,978 as of June 30, 2004 from 7,920,447 as of June 30, 2003, whereas Smart's postpaid GSM subscriber base increased by 23% to 273,534 as of June 30, 2004 from 222,942 as of June 30, 2003. Smart’s prepaid and postpaid net subscriber activations totaled 2,369,843 and 24,557, respectively, in the first half of 2004, or a monthly average addition of 394,974 prepaid and 4,093 postpaid subscribers. Smart’s prepaid GSM gross activations in the first half of 2004 averaged 616,395 subscribers per month compared to an average of 438,900 subscribers per month in the same period in 2003.

Revenues attributable to Smart’s prepaid service amounted to Php25,165 million in the first half of 2004, a 38% increase over the Php18,178 million earned in the same period in 2003. Net prepaid revenues in the first half of 2004 accounted for 93% of GSM voice and data revenues, compared to 92% in the same period in 2003. Revenues attributable to Smart’s postpaid service amounted to Php2,028 million in the first half of 2004, a 28% increase over the Php1,589 million earned in the same period in 2003. Net postpaid revenues in the first half of 2004 accounted for 7% of GSM voice and data revenues, compared to 8% in the same period in 2003.

The following table summarizes Smart's usage-based monthly ARPUs for the six months ended June 30, 2004 and 2003:

	Six Months Ended June 30,
	Gross		(Decrease)		Net		(Decrease)
	2004	2003	Amount	%	2004	2003	Amount	%
			(Unaudited)

Prepaid	Php459	Php530	Php(71)	(13)	Php381	Php421	Php(40)	(10)
Postpaid	1,709	1,734	(25)	(1)	1,282	1,302	(20)	(2)
Blended	489	563	(74)	(13)	402	445	(43)	(10)

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provided costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provided costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Smart’s prepaid service revenues consist mainly of charges for subscribers' actual usage of their prepaid cards. Gross monthly ARPU for Smart’s prepaid GSM service in the first half of 2004 was Php459, a decrease of 13%, compared to Php530 in the same period in 2003. The decline was attributable mainly to a decrease in the average outbound local voice revenue per subscriber in the first half of 2004. On a net basis, ARPU in the first half of 2004 decreased by 10% to Php381 from Php421 in the same period in 2003. The lower rate of decrease in net ARPU compared to the decrease in gross ARPU resulted mainly from a lower average interconnection expense per subscriber on the back of the increasing percentage of Smart-to-Smart traffic to local voice traffic, to 64% in the first half of 2004 from 58% in the same period in 2003, as well as lower dealer discounts on Smart Load. Smart currently expects its prepaid ARPUs to continue to decline now that lower-denomination reloads are available and as it continues its expansion into the lower end of the market.

Monthly ARPU for Smart’s postpaid GSM service is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees. Until April 2003, pre-termination fees were reported as part of usage revenues and included in the calculation of postpaid ARPUs; pre-termination fees of Php196 million were included in the ARPU computation during the first quarter of 2003, which were subsequently reversed in the second quarter of 2003. ARPU is a measure associated with a subscribers’ actual usage of the network on which pre-termination fees would have had no effect. Beginning the first half of 2003, pre-termination fees were included, upon collection, under “Others” of “GSM Revenues” and are therefore no longer included for the purpose of calculating ARPUs.

Gross and net monthly ARPUs for postpaid GSM subscribers in the first half of 2004 slightly decreased by 1% and 2%, respectively, compared to the ARPU levels in the same period in 2003. Smart's GSM monthly gross blended ARPU was Php489 in the first half of 2004, a decrease of 13% compared to Php563 in the same period in 2003. Blended net monthly ARPU decreased by 10% to Php402 in the first half of 2004 from Php445 in the same period in 2003.

Smart's 50% share of Piltel's revenues from Talk ‘N Text under a revenue-sharing agreement between Smart and Piltel is not included in the computations of Smart's ARPUs.

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and the end of a month, all divided by the number of months in the same period.

In the past, a prepaid cellular subscriber was recognized as an active subscriber when that subscriber activated and used the SIM card in the handset, which already contains Php50 of pre-stored air time (reduced from Php100 in April 2004). Subscribers can reload their air time by purchasing prepaid “call and text” cards that are sold in denominations of Php300, Php500 and Php1,000 or, by purchasing additional air time “over the air” via Smart Load in smaller denominations of Php30, Php60, Php115 and Php200, by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A GSM prepaid account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month. For example, if a customer activated a SIM card in April 2004 but had not reloaded by May 31, 2004, this customer would not be counted as a subscriber. The rationale for this change stems from our observance of the aggressive “SIM-swapping” activities in the market beginning February 2004. “SIM-swapping” refers to the promotional activity wherein subscribers can exchange their current prepaid SIM card for another operator’s SIM card at no cost to the subscriber. We believe that these activities have given rise to a situation where certain subscribers may swap their SIM cards between mobile operators upon full usage of the pre-stored air time, which, without the adjustment to subscriber recognition, would have led, based on the approach used in the past, to an overstatement of our prepaid subscriber base. Without this change in subscriber recognition, our prepaid subscriber base would have been recorded at 12,703,101, a difference of 502,123 subscribers, from our reported prepaid subscriber base of 12,200,978 as of June 30, 2004.

For Smart's prepaid GSM subscribers, the average monthly churn rate for the first half of 2004 was 2.0%, compared to 3.1% for the same period in 2003. In line with the various churn management initiatives implemented to address increased churn rates, in May 2003, Smart introduced Smart Load, an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. These “over-the-air” reloads, which have both voice and text functions, are packaged in smaller denominations of Php30, Php60, Php115 and Php200, but have shorter validity periods of three days, six days, 12 days and 30 days, respectively. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses over 500,000 retail agents, approximately 90% of which are micro businesses. As of June 30, 2004, approximately 91% of Smart Buddy subscribers were using Smart Load as their reloading mechanism. In the first half of 2004, Smart Load has accounted for approximately 61% of sales derived from reloads.

On December 24, 2003, Smart introduced Pasa Load (literally means “transfer load”), a derivative service of Smart Load that allows for Php10 load transfers to other Smart Buddy and Piltel Talk ‘N Text subscribers. On January 25, 2004, denominations of Php2, Php5 and Php15 were added to the Pasa Load menu. All Pasa Load denominations have a one-day expiry period. We believe that Smart Load and Pasa Load will encourage subscribers to stay within our cellular network instead of churning and re-subscribing at a later time.

Beginning April 18, 2004, Pasa Load was also made available to Smart postpaid subscribers as well with identical denominations to those offered to prepaid subscribers. The denominations have a similar one-day load expiry. The sender will be billed the amount of the load and a Php1.00 transaction fee which will be added on top of the monthly service fee.

The average monthly churn rate for Smart's postpaid GSM subscribers for the first half of 2004 was 0.4%, compared to 3.9% in the same period in 2003. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services for the first half of 2004 amounted to Php328 million, a decrease of Php48 million, or 13%, from Php376 million in the same period in 2003.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Revenues generated from this business for the first half of 2004 totaled Php23,384 million, an increase of Php522 million, or 2%, from Php22,862 million for the same period in 2003. This increase was due to higher revenues generated from our international and national long distance services and data and other network services, partially offset by decreased revenues from local exchange service and miscellaneous services. As a percentage of our consolidated operating revenues, however, fixed line revenues decreased for the first half of 2004 to 42% from 49% in the same period in 2003 principally due to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the six months ended June 30, 2004 and 2003 by service segment:

	Six Months Ended June 30,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Local exchange	Php10,379	44	Php10,465	46	Php(86)	(1)
International long distance	6,356	27	6,049	26	307	5
National long distance	3,487	15	3,292	14	195	6
Data and other network	3,019	13	2,876	13	143	5
Miscellaneous	143	1	180	1	(37)	(21)
Total	Php23,384	100	Php22,862	100	Php522	2

Local Exchange Service

Our local exchange service revenues consist of:

•               flat monthly fees for our postpaid service;

•               installation charges and other one-time fees associated with the establishment of customer service;

•               fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

•               revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards;

•               call revenues generated from payphones and coin-operated phones; and

•               charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the six months ended June 30, 2004 and 2003:

	Six Months Ended June 30,
			Increase (Decrease)
	2004	2003	Amount	%
	(Unaudited)

Consolidated local exchange revenues (in millions)	Php10,379	Php10,465	Php(86)	(1)
Number of fixed lines in service:
PLDT Group	2,154,354	2,085,243	69,111	3
PLDT	2,132,404	2,060,437	71,967	3
Number of PLDT employees	9,992	11,237	(1,245)	(11)
Number of PLDT fixed lines in service per PLDT employee	213	183	30	16

Revenues from our local exchange service for the first half of 2004 decreased by Php86 million, or 1%, to Php10,379 million from Php10,465 million for the same period in 2003. The decrease was primarily due to the (1) shifting subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber, and (2) decline in installation revenues due to a promotion starting July 2003 which waived installation cost of subscribers in an effort to stimulate subscriber growth, partially offset by adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line revenues also decreased for the first half of 2004 to 44% from 46% in the same period in 2003.

Gross additions to PLDT's fixed lines in service for the first half of 2004 totaled 350,490, an increase of 159,059 from the gross additions of 191,431 for the same period in 2003. On a net basis, PLDT’s fixed line additions for the first half of 2004 increased to 16,733 as against a decrease of 32,102 for the same period in 2003. While fixed line additions totaled 33,287 for PLDT’s prepaid fixed line services, PLDT’s postpaid fixed lines in service declined by 16,554 for the first half of 2004. As of June 30, 2004, PLDT’s postpaid and prepaid fixed line subscribers totaled 1,741,813 and 390,591, respectively, which accounted for approximately 82% and 18%, respectively, of PLDT’s total fixed lines in service.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of PLDT's overall churn and credit risk exposure management and subscriber retention strategy. Prepaid phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit. Prepaid subscribers are charged based on usage at a rate of Php1.00 per minute for local calls and the same rates are applicable to postpaid fixed line subscribers for national and international long distance calls.

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. Reloads are valid for two months for the Php500 and Php300 card. The lower denominated Php150 card, launched in September 2003, has an account life of 15 days. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within one month for the Php500 card, four months for the Php300 card, and 15 days for the Php150 card after the expiry of the last reload. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During the first half of 2004, we implemented four upward and one downward adjustments in our monthly local service rates compared to four upward and three downward adjustments during the same period in 2003. The average peso-to-dollar rate for the first half of 2004 was Php55.952 to US$1.00, compared to the average of Php53.504 to US$1.00 for the same period in 2003. This change in the average peso-to-dollar rate translated to a peso depreciation of 5%, which resulted in an average net increase of 4% in our monthly local service rates for the first half of 2004.

The ratio of PLDT fixed lines in service per PLDT employee improved from 183 as of June 30, 2003 to 213 as of June 30, 2004. This improvement resulted from the net decrease in PLDT’s employee headcount. As of June 30, 2004, PLDT’s workforce was reduced by 11% to 9,992 employees from 11,237 employees as of June 30, 2003, mainly on account of PLDT’s manpower rightsizing program, or MRP.

International Long Distance Service

Our international long distance revenues, which we generate through our international gateway facilities, consist of:

•               inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

•               access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•               outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the six months ended June 30, 2004 and 2003:

	Six Months Ended June 30,
			Increase (Decrease)
	2004	2003	Amount	%
	(Unaudited)

Consolidated international long distance revenues (in millions)	Php6,356	Php6,049	Php307	5
Inbound	5,218	5,052	166	3
Outbound	1,138	997	141	14

International call volumes (in million minutes, except call ratio)
PLDT Group	1,159	1,196	(37)	(3)
Inbound	1,083	1,114	(31)	(3)
Outbound	76	82	(6)	(7)
Inbound-outbound call ratio	14.3:1	13.6:1	–	–

PLDT	1,146	1,117	29	3
Inbound	1,071	1,037	34	3
Outbound	75	80	(5)	(6)
Inbound-outbound call ratio	14.3:1	13.0:1	–	–

Our consolidated international long distance revenues increased by Php307 million, or 5%, to Php6,356 million in the first half of 2004 from Php6,049 million in the same period in 2003, primarily as a result of an increase in our inbound international long distance revenues principally driven by an increase in average inbound termination rates. Likewise, the percentage contribution of international long distance revenues to our total fixed line revenues slightly increased to 27% in the first half of 2004 from 26% in the same period in 2003.

Our revenues from inbound international long distance calls in the first half of 2004 increased by Php166 million, or 3%, to Php5,218 million from Php5,052 million in the same period in 2003 primarily due to the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar and an increase in PLDT’s average inbound termination rates, partially offset by the effect of lower inbound call volumes.

The depreciation of the peso contributed to the increase in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing. The average conversion rate was Php56.09 for the first half of 2004 and Php53.49 for the first half of 2003.

After lengthy negotiations commencing in May 2002 with carriers around the world, PLDT increased its average termination rates with carriers that account for a substantial portion of its international inbound traffic terminating on its fixed line network to approximately US$0.12 per minute effective February 1, 2003. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. For further discussion, please see Note 25 – Other Matters – U.S. Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies to the accompanying financial statements.

Our inbound international long distance call volumes in the first half of 2004 decreased by 3% to 1,083 million minutes from 1,114 million minutes in the same period in 2003, primarily due to increased competition from alternative means of long distance communications, particularly e-mailing, international text messaging and internet telephony and more inbound calls terminating directly to cellular subscribers.

Our revenues from outbound international long distance calls in the first half of 2004 increased by Php141 million, or 14%, to Php1,138 million from Php997 million in the same period in 2003. The depreciation of the peso contributed to the increase in outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates and billed to our subscribers in pesos at the prevailing exchange rates at the time of billing. Average billing rates were Php55.85 and Php53.51 for the first half of 2004 and 2003, respectively.

Our outbound international long distance call volumes declined by 7% to 76 million minutes in the first half of 2004 from 82 million minutes in the same period in 2003, primarily due to cellular substitution (subscribers opting to use cellular for international outbound calls) and the popularity of alternative means of communications such as e-mailing, international text messaging and internet telephony.

National Long Distance Service

Our national long distance revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the six months ended June 30, 2004 and 2003:

	Six Months Ended June 30,
			Increase (Decrease)
	2004	2003	Amount	%
	(Unaudited)

Consolidated national long distance revenues (in millions)	Php3,487	Php3,292	Php195	6
National long distance call volumes (in million minutes)
PLDT Group	969	1,035	(66)	(6)
PLDT	943	1,023	(80)	(8)

Our national long distance revenues increased by Php195 million, or 6%, to Php3,487 million in the first half of 2004 from Php3,292 million in the same period in 2003 as a result of increased national direct dial, or NDD, rates and more beneficial interconnection agreements with cellular operators. Accordingly, the percentage contribution of national long distance revenues to our total fixed line revenues increased to 15% in the first half of 2004 from 14% in the same period in 2003.

Effective March 1, 2003, the rate for NDD calls originating from PLDT subscribers and terminating to other local exchange carriers increased to Php5.00 per minute from a flat rate of Php4.50 per minute. In addition, NDD calls originating from and terminating to PLDT was also adjusted to Php5.00 per minute from a flat rate of Php4.50 per minute effective June 8, 2003.

Further, we have entered into more beneficial interconnection agreements with cellular operators. Beginning January 2004, our settlement rate to cellular operators of Php4.50 per minute was reduced to Php4.00 per minute for calls terminating to cellular subscribers. At the same time, the cellular operators’ settlement rate for calls terminating to PLDT subscribers increased from Php2.50 per minute to Php3.00 per minute. In 2003, certain local exchange carriers, previously under revenue sharing arrangements, entered into access charging agreements with PLDT. Under the revenue sharing agreements, charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity. Under these access charging agreements, the originating carrier generally pays access charges of (1) Php0.50 per minute for short haul traffic and Php1.25 per minute for long haul traffic to the carrier owning the backbone network; and (2) Php1.00 per minute to the terminating carrier. This change in interconnection charges resulted in a 7% decrease in average revenue per minute for calls originating from and terminating to other local exchange carriers.

Our national long distance call volumes, however, decreased by approximately 6% to 969 million minutes in the first half of 2004 from 1,035 million minutes in the same period in 2003. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and e-mailing, have negatively affected call volumes.

Data and Other Network Services

In the first half of 2004, our data and other network services posted a revenue of Php3,019 million, an increase of Php143 million, or 5%, from Php2,876 million in the same period in 2003. The revenue contribution of this service segment to our total fixed line revenues remained relatively flat at 13% in the first half of 2004 and 2003.

Data and other network services we currently provide include traditional bandwidth services, broadband/packet-based/internet-based services and other packet-based switching services.

The foregoing services are used for domestic and international communications, broadband data transmission services, internet exchange services, private networking services, switch-based services and international packet-based services.

Traditional bandwidth services accounted for 39% of the total revenues from PLDT’s data and other network services in the first half of 2004, broadband/IP-based services accounted for 55%, and other services accounted for the remaining 6%, compared to 53%, 41% and 6%, respectively, in the same period in 2003. These percentage changes indicate a continuing shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the internet, e-commerce and other online services.

PLDT offers two residential internet service packages targeting separate markets: PLDT Vibe for light to medium internet users and DSL broadband for heavy internet users. As of June 30, 2004, the number of PLDT’s fixed line subscribers for PLDT Vibe stood at 344,527, of which 181,168 were postpaid and 163,359 were prepaid subscribers, compared to 117,110 as of June 30, 2003, of which 84,566 were postpaid and 32,544 were prepaid subscribers, while the number of DSL subscribers reached 33,576 and 14,579 as of June 30, 2004 and 2003, respectively.

In April 2004, PLDT introduced additional enhanced IP-based solutions under an umbrella brand IP-Plus, namely, Quality of Service, or QoS, IP Security, or IP Sec, and Voice over Virtual Private Network, or VoVPN. With QoS, customers are given priority service for voice, premium and basic, with the highest priority given to voice since it requires error-free transmission. IP Sec optimizes the latest encryption technology to ensure utmost confidentiality of vital information. VoVPN gives customers toll-grade quality sans the cost of toll. All these IP Plus solutions translate to cost-efficiency, high reliability and increased security and flexibility.

In June 2004, PLDT established an Innovation Laboratory, or Innolab, in Cebu, a show and demo room where existing and potential clients as well as students can have a hands-on experience on various PLDT products and services designed for our corporate clientele. It also serves as a venue for testing software applications and computer programs and is expected to be the starting ground for innovative ideas where new products and cost-effective solutions unfold.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. In the first half of 2004, these revenues decreased by Php37 million, or 21%, to Php143 million from Php180 million in the same period in 2003. The decline was mainly due to a decrease in royalty fee on account of a change in revenue sharing agreement from collection rate to a fixed/flat rate. Miscellaneous revenues accounted approximately 1% of our total fixed line revenues in the first half of 2004 and 2003, respectively.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT. ePLDT's principal business is its operation of an internet data center under the brand name Vitroä. Granted pioneer status as an internet data center by the Philippine Board of Investments, or BOI, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall.

ePLDT is focused on developing its call center business which capitalizes on the availability of English-speaking labor in the Philippines. The call center service business is being undertaken by the following wholly-owned subsidiaries:

•               Vocativ Systems, Inc., or Vocativ, which owns and operates a 722-seat call center facility with 677 customer service representatives, or CSRs, exclusively for clients of a global provider of customer relationship management services. Vocativ is currently expanding its capacity by 369 seats which will become operational by the fourth quarter of 2004; and

•               Parlance Systems, Inc., or Parlance, which owns and operates a 767-seat call center facility with 862 CSRs, exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements. Parlance is further expanding its capacity by 274 seats to accommodate anticipated increased call volumes from its existing client.

ePLDT has also invested in a number of other e-commerce and internet-related businesses, which includes:

•         99.6% interest in Infocom, one of the country’s leading internet service providers. Infocom offers consumer prepaid and postpaid internet access, corporate leased lines, dedicated dial-up, multi-user dial-up, broadband internet access thru DSL or NOW cable internet; web consulting, development and hosting; and

•         52.09% interest in Digital Paradise, Inc., or DigiPar, an internet café business which assumed the assets and brand of Netopia. Netopia is now one of the largest and fastest growing internet café chains in the country with over 85 branches and over 4,000 work stations. DigiPar offers high-speed internet services, including internet advertising, gaming, printing and sale of retail items.

Please refer to Note 9 – Investments to the accompanying notes to financial statements for further discussion on ePLDT’s other information and communications technology services.

In the first half of 2004, our information and communications technology business generated total revenues of Php982 million, an increase of Php118 million, or 14%, from the Php864 million in the same period in 2003. These revenues accounted for 2% of our consolidated operating revenues for the first half of 2004 and 2003. ePLDT’s call center business contributed revenues of Php519 million, internet service contributed revenues of Php256 million and Vitroä and others contributed revenues of Php207 million, representing 53%, 26% and 21%, respectively, of the total revenues from our information and communications technology business in the first half of 2004, compared to 56%, 21% and 23% in the same period in 2003. Going forward, we expect revenues from our call center business to continue to contribute significantly to our information and communications technology revenues with the growing demand for call center services.

Consolidated Operating Expenses

Our consolidated operating expenses in the first half of 2004 increased by Php1,136 million, or 4%, to Php33,055 million from Php31,919 million in the same period in 2003. The increase was primarily due to higher non-cash expenses, mainly depreciation and amortization. As a percentage of our consolidated operating revenues, however, consolidated operating expenses decreased to 59% in the first half of 2004 from 69% in the same period in 2003.

Wireless

Consolidated operating expenses associated with our wireless business in the first half of 2004 amounted to Php15,841 million, an increase of Php1,231 million, or 8%, from Php14,610 million in the same period in 2003. A significant portion of this increase was attributable to non-cash expenses mainly depreciation and amortization coupled with an increase in certain cash expenses particularly professional and other service fees and compensation and benefits. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 51% in the first half of 2004 from 65% in the same period in 2003.

The following table summarizes our consolidated wireless-related operating expenses for the six months ended June 30, 2004 and 2003 and the percentage of each expense item to the total:

	Six Months Ended June 30,
					Increase (Decrease)
	2004	%	2003(1)%		Amount	%
	(Unaudited)
(in millions)
Wireless services
Depreciation and amortization(2)	Php6,117	39	Php4,944	34	Php1,173	24
Selling and promotions	3,366	21	4,161	29	(795)	(19)
Compensation and benefits	1,775	11	1,594	11	181	11
Maintenance	1,072	7	1,067	7	5	–
Rent	854	5	835	6	19	2
Provision for doubtful accounts	481	3	369	3	112	30
Professional and other service fees	466	3	271	2	195	72
Insurance and security services	439	3	349	2	90	26
Taxes and licenses	298	2	329	2	(31)	(9)
Provision for inventory obsolescence	128	1	46	–	82	178
Other operating expenses	845	5	645	4	200	31
Total	Php15,841	100	Php14,610	100	Php1,231	8

__________

(1) As restated to reflect the change in accounting policy on leases, as described in Note 3 – Accounting Changes to the accompanying financial statements.

(2) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php647 million in the first half of 2004 and Php548 million in the same period in 2003.

Depreciation and amortization charges increased by Php1,173 million, or 24%, to Php6,117 million substantially due to an increase in the depreciable asset base owing to continuing network expansion and upgrade and an increase in depreciation charges of capitalized foreign exchange losses from revaluation of net dollar liabilities.

Selling and promotion expenses decreased by Php795 million, or 19%, to Php3,366 million due to lower dealer discounts and advertising and promotions. Smart’s average subscriber acquisition cost, or SAC, for prepaid subscribers in the first half of 2004 was Php463, a decrease of 35% from Php707 in the same period in 2003. Dealer discounts and advertising and promotions per prepaid subscriber decreased by 60% and 28%, respectively, partially offset by a 24% increase in handset subsidy for prepaid subscribers. On the other hand, postpaid SAC in the first half of 2004 was Php20,822, an increase of 91% from Php10,883 in the same period in 2003. Handset subsidies increased by 79% and accounted for 78% and 83% of postpaid SAC in the first half of 2004 and 2003, respectively. Blended SAC declined by 39%, to Php659 in the first half of 2004 from Php1,075 in the same period in 2003.

Compensation and benefits increased by Php181 million, or 11%, to Php1,775 million primarily due to increased headcount and increased salaries, benefits and performance bonuses of Smart’s employees. In addition, Smart accrued for an additional share under the enhanced employee retirement fund approved by Smart’s Board of Directors in October 2003. Smart's employee headcount increased by 4% to 5,537 as of June 30, 2004 from 5,335 as of June 30, 2003.

Maintenance expenses increased by Php5 million to Php1,072 million mainly on account of higher repairs and maintenance costs, and higher site utility expenses due to the continued growth in the number of cell sites and other network facilities.

Rent expenses slightly increased by Php19 million, or 2%, to Php854 million on account of higher transmission links and higher office space rentals for the increased number of wireless centers and space requirements for increased personnel. As of June 30, 2004, Smart had 3,488 GSM cell sites and 4,565 base stations, compared with 2,389 GSM cell sites and 3,285 base stations as of June 30, 2003.

Provision for doubtful accounts increased by Php112 million, or 30%, to Php481 million to cover for possible uncollectible carrier accounts.

Professional and other service fees increased by Php195 million, or 72%, to Php466 million mainly as a result of increased legal, consultancy and bill collection service fees.

Insurance and security services increased by Php90 million, or 26%, to Php439 million mainly due to the increase in the number of Smart’s cell sites and in the amount of network equipment insured as a result of the continued growth and expansion of its GSM network.

Taxes and licenses decreased by Php31 million, or 9%, to Php298 million mainly due to a decrease in Smart’s business-related taxes and NTC supervision and regulation fees, partly offset by higher spectrum fees and disallowed input tax expense.

Provision for inventory obsolescence increased by Php82 million, or 178%, to Php128 million to cover for specifically identified slow moving handsets relating to ACeS Philippines.

Other operating expenses increased by Php200 million, or 31%, to Php845 million mainly due to increases in Smart’s various business and operational-related expenses such as facility usage fees, training, travel, supplies, printing, communication and delivery expenses.

Fixed Line

Consolidated operating expenses related to our fixed line business in the first half of 2004 totaled Php16,241 million, a decrease of Php48 million, compared to Php16,289 million in the same period in 2003. The decrease was primarily due to PLDT’s cost-containment initiatives, partially offset by higher non-cash expenses, mainly depreciation and amortization. As a percentage of our total fixed line operating revenues, fixed line-related operating expenses decreased to 69% in the first half of 2004, compared to 71% in the same period in 2003.

The following table shows the breakdown of our total consolidated fixed line-related operating expenses for the six months ended June 30, 2004 and 2003 and the percentage of each expense item to the total:

	Six Months Ended June 30,
					Increase (Decrease)
	2004	%	2003(1)%		Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Depreciation and amortization(2)	Php6,980	43	Php6,571	40	Php409	6
Compensation and benefits	3,516	22	3,709	23	(193)	(5)
Maintenance	1,535	9	1,498	9	37	2
Provision for doubtful accounts	1,393	9	1,522	9	(129)	(8)
Selling and promotions	631	4	633	4	(2)	–
Professional and other service fees	496	3	511	3	(15)	(3)
Rent	492	3	492	3	–	–
Insurance and security services	360	2	381	2	(21)	(6)
Taxes and licenses	333	2	292	2	41	14
Provision for inventory obsolescence	–	–	86	1	(86)	(100)
Other operating expenses	505	3	594	4	(89)	(15)
Total	Php16,241	100	Php16,289	100	Php(48)	–

____________

(1) As restated to reflect the change in accounting policy on leases, as described in Note 3 – Accounting Changes to the accompanying financial statements.

(2) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php2,319 million in the first half of 2004 and Php2,120 million in the same period in 2003.

Depreciation and amortization charges increased by Php409 million, or 6%, to Php6,980 million mainly due to higher depreciation of our regular asset base primarily resulting from additional completed projects and an increase in depreciation of capitalized foreign exchange losses from the revaluation of our net dollar liabilities, which were incurred in acquiring various telecommunications equipment.

Compensation and benefits decreased by Php193 million, or 5%, to Php3,516 million mainly due to a 11% reduction in headcount due to PLDT’s MRP, partially offset by collective bargaining agreement-related increases in salaries and benefits of PLDT employees. See Note 17 – Other Expenses – Net to the accompanying financial statements for further discussion on PLDT’s MRP.

Maintenance expenses increased by Php37 million, or 2%, to Php1,535 million primarily due to the expiration of warranty for certain plant facilities and higher maintenance costs of computer and peripherals in relation to charges for software support agreements for certain systems in the first half of 2004 as compared to the same period in 2003, partially offset by lower maintenance costs of the domestic fiber optic network primarily due to more remedial works done in 2003 than in 2004.

Provision for doubtful accounts decreased by Php129 million, or 8%, to Php1,393 million on account of lower provisions by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers which have been provided for in 2003. PLDT’s provision for doubtful accounts in the first half of 2004 and 2003 was equivalent to 6% and 6.2% of its operating revenues.

Selling and promotion expenses decreased by Php2 million to Php631 million mainly as a result of reduced corporate public relations expenses, partially offset by an increase in PLDT’s promotional activities in relation to various products and services.

Professional and other service fees decreased by Php15 million, or 3%, to Php496 million as a result of lower advisory fees due to a decrease in number of consultants in line with PLDT’s cost management efforts, coupled with a decrease in collection agency fees on account of lower final accounts subject for collection partially offset by payment of higher legal fees in the first half of 2004 for various services.

Insurance and security services decreased by Php21 million, or 6%, to Php360 million primarily due to a decrease in the number of contracted security guards.

Taxes and licenses increased by Php41 million, or 14%, to Php333 million mainly on account of higher business-related taxes paid in 2004 as compared to 2003.

Other operating costs decreased by Php89 million, or 15%, to Php505 million mainly due to lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-cutting activities, partially offset by higher contracted cost for technical and helpdesk resources and related computer and network maintenance and in-house systems development.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business totaled Php973 million in the first half of 2004, a decrease of Php47 million, or 5%, from Php1,020 million in the same period in 2003. The decline was due to the sale of our 51% interest in Contact World, a call center business, in June 2003. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 99% in the first half of 2004 from 118% in the same period in 2003. The three largest expense items related to our information and communications technology business in the first half of 2004 were compensation and benefits, depreciation and amortization, and rent, representing 38%, 15% and 13%, respectively, of our total operating expenses related to this business. For the first half of 2003, compensation and benefits, maintenance, and depreciation and amortization registered the largest expenses representing 27%, 26% and 18%, respectively.

Net Operating Income

Our consolidated net operating income in the first half of 2004 was Php22,542 million, an increase of Php8,242 million, or 58%, from Php14,300 million in the same period in 2003. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved to 41% in the first half of 2004 from 31% in the same period in 2003.

Wireless

Our wireless business segment recorded an operating income of Php15,390 million in the first half of 2004, an increase of Php7,507 million, or 95%, over Php7,883 million registered in the same period in 2003. Smart's operating income contribution in the first half of 2004 increased by Php7,282 million to Php15,274 million from Php7,992 million due primarily to the growth in Smart’s subscriber base.

Fixed Line

In the first half of 2004, our fixed line business segment contributed a net operating income of Php7,143 million, higher by Php570 million, or 9%, than Php6,573 million in the same period in 2003 mainly as a result of higher fixed line operating revenues coupled with lower fixed line-related expenses. PLDT’s net operating income contribution to this business segment in the first half of 2004 was Php6,921 million, an increase of Php545 million, or 9%, compared to Php6,376 million in the same period in 2003.

Information and Communications Technology

In the first half of 2004, our information and communications technology business segment registered an operating income of Php9 million, an increase of Php165 million, compared to an operating loss of Php156 million posted in the same period in 2003. This improvement reflects the contribution of ePLDT’s call center business which contributed 53% of information and communications technology business’ operating income in the first half of 2004.

Interest Expense and Related Items - Net

Interest expense and related items – net increased by Php276 million, or 5%, to Php5,868 million in the first half of 2004 from Php5,592 million in the same period in 2003 mainly due to a net increase of Php462 million in PLDT’s interest expense resulting from the peso depreciation that increased interest expense on foreign currency-denominated loans in peso terms and a decrease in interest charged to construction as more projects were completed. This increase was partially offset by a decrease in Smart’s and Mabuhay Satellite’s interest expenses by Php155 million and Php35 million, respectively, due to lower debt balances and lower interest rates mainly on foreign currency-denominated loans bearing floating interest rates.

Interest Income

Interest income increased by Php220 million, or 90%, to Php465 million in the first half of 2004 from Php245 million in the same period in 2003 mainly attributable to higher average cash balances.

Other Expenses – Net

In the first half of 2004, consolidated other expenses – net were Php1,050 million, a decrease of Php3,574 million, or 77%, compared to Php4,624 million in the same period in 2003 principally due to: (1) a decrease in asset impairment charge of Php1,144 million, or 93%, to Php85 million in the first half of 2004 from Php1,229 million in the same period in 2003;
(2) recognition of provision for unrealizable assets of Php1,408 million in 2003; and (3) a decrease in manpower rightsizing cost by Php1,224 million, or 87%, to Php187 million in the first half of 2004 from Php1,411 million in the same period in 2003. The manpower rightsizing cost corresponded to 258 and 1,681 employees affected by PLDT’s MRP in the first half of 2004 and 2003, respectively. See Note 17 – Other Expenses – Net to the accompanying financial statements for further discussion.

Income Before Income Tax and Minority Interest

Our income before income tax and minority interest in net income (losses) of consolidated subsidiaries in the first half of 2004 was Php16,046 million, representing an increase of Php13,333 million, or 491%, from Php2,713 million in the same period in 2003, mainly attributable to a higher operating revenues generated in the first half of 2004 coupled with a substantial decline in other expenses - net during the same period. However, on a non-consolidated basis, income before income tax and equity share in net income of our subsidiaries improved by Php2,429 million, or 134%, to Php612 million in the first half of 2004 as against a net loss of Php1,817 million in the same period in 2003.

Our consolidated provision for income tax increased by Php2,874 million, or 251%, to Php4,020 million in the first half of 2004 from Php1,146 million in the same period in 2003. On a non-consolidated basis, our provision for income tax was Php215 million in the first half of 2004, from an income tax benefit of Php401 million in the same period in 2003.

In the first half of 2004, our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated and non-consolidated income as shown in our financial statements and our taxable income. These differences arose from the following:

•               the effect of a three-year income tax holiday granted to Smart by the BOI in connection with the pioneer status it awarded to Smart's

GSM network expansion project;

•               income already subjected to final tax or lower tax rate; and

•               equity in net income of our associates, which has already been subjected to tax and therefore, as income to PLDT, is no longer subject to income tax.

Smart's three-year income tax holiday, which expired in May 2004, applied to the incremental income generated from its GSM network expansion. The income tax holiday was computed by applying the exemption rate against the income tax due on GSM operations. The exemption rate was computed by dividing the incremental GSM revenues by eligible GSM revenues (both gross of interconnection revenues) where the incremental GSM revenues were derived by deducting the BOI-prescribed base figure (Smart’s gross GSM revenue in 2000) from the total GSM revenues. After adjusting for non-deductible items and unrealized and realized foreign exchange losses, Smart’s net taxable income was multiplied by the statutory corporate income tax rate of 32% and the exemption rate. The resulting figure was the income tax holiday that will be deducted from the income tax due on GSM revenues with the difference being the income tax due for the period.

Net Income

As a result of the factors discussed above, our consolidated net income for the first half of 2004 was Php12,008 million, representing an increase of Php10,223 million, or 573%, over our restated consolidated net income of Php1,785 million in the same period in 2003. This increase was principally due to Smart’s net income contribution of Php11,635 million for the first half of 2004, a significant improvement of Php5,511 million, or 90%, over its net income contribution of Php6,124 million in the same period in 2003 and a substantial decline in other expenses – net of Php3,574 million due to the decrease in asset impairment charges and manpower rightsizing cost by Php1,144 million and Php1,224 million, respectively, and the recognition of provision for unrealizable assets of Php1,408 million in 2003. On a non-consolidated basis, PLDT's net income in the first half of 2004, before taking into account its equity share in net income of investees, was Php397 million, as against a net loss of Php1,416 million in the same period in 2003. The increase in net income was mainly attributable to lower manpower rightsizing cost by Php1,224 million.

Basic and diluted earnings per common share, or EPS, increased to Php65.62 and Php61.81, respectively, in the first half of 2004 from basic and diluted EPS of Php5.54 in the same period in 2003, after giving retroactive effect to common share equivalents. See Note 19 – Earnings Per Common Share to the accompanying financial statements for further discussion.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows for the six months ended June 30, 2004 and 2003 as well as consolidated and non-consolidated capitalization and other selected financial data as of June 30, 2004 and 2003:

	Consolidated		Non-Consolidated
	Six Months Ended June 30,		Six Months Ended June 30,
	2004	2003(1)	2004	2003(1)
	(Unaudited)
(in millions)
Cash Flows
Net cash provided by operating activities	Php35,010	Php23,081	Php14,721	Php10,262
Net cash (used in) provided by investing activities	(11,496)	(5,699)	8,655	2,671
Capital expenditures	11,576	5,340	2,667	1,496
Net cash used in financing activities	20,352	17,090	16,687	13,112
Net increase (decrease) in cash and cash equivalents	3,110	240	6,735	(199)

	Consolidated		Non-Consolidated
	June 30,	December 31,	June 30,	December 31,
	2004	2003(1)	2004	2003(1)
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
(in millions)
Capitalization
Notes payable	Php150	Php2,133	Php–	Php1,933
Current portion of long-term debt	22,273	23,742	13,918	15,850
Long-term debt - net of current portion	123,840	133,939	108,799	116,392
Total debt	146,263	159,814	122,717	134,175
Stockholders’ equity	104,830	93,578	104,830	93,578
	Php251,093	Php253,392	Php227,547	Php227,753

Other Financial Data
Cash and cash equivalents	Php22,373	Php19,263	Php12,013	Php5,278
Property, plant and equipment - net	243,444	244,427	184,571	188,152
Total assets	300,899	297,626	263,047	261,184
Net debt(2)	123,890	140,551	110,704	128,897

_______________

(1) As restated to reflect the change in accounting policy on leases, as described in Note 3 – Accounting Changes to the accompanying financial statements.

(2) Total debt less cash and cash equivalents.

As of June 30, 2004, our consolidated cash and cash equivalents totaled Php22,373 million. Principal sources of consolidated cash and cash equivalents in the first half of 2004 were cash flows from operations amounting to Php35,010 million and drawings from long-term credit facilities aggregating Php4,824 million. These funds were used principally for capital outlays of Php11,576 million, including capitalized interest of Php302 million; total debt principal payments of Php19,413 million; and interest payments of Php5,908 million.

Operating Activities

On a consolidated basis, net cash flows from operating activities in the first half of 2004 increased by Php11,929 million, or 52%, to Php35,010 million from Php23,081 million in the same period in 2003.

A growing portion of our consolidated cash flow is generated by our wireless business, which accounted for 56% of our consolidated operating revenues in the first half of 2004, compared to 49% in the same period in 2003. Revenues from our fixed line and information and communications technology services accounted for 42 and 2%, respectively, of our consolidated operating revenues in the first half of 2004 and 49% and 2%, respectively, for the first half of 2003.

PLDT's contribution to our consolidated cash flows from operations in the first half of 2004 was Php14,721 million, representing an increase of Php4,459 million, or 43%, from Php10,262 million in the same period in 2003. The increase was primarily due to higher level of settlements of current liabilities in the first half of 2003.

Our subsidiaries, particularly Smart, made significant contributions to our cash from operations. In the first half of 2004, Smart generated cash from operations of Php19,701 million, or 56% of our consolidated cash flows from operations, representing an increase of Php7,797 million, or 65%, compared to Php11,904 million, or 52%, of our consolidated operating cash flows in the same period in 2003. Smart’s strong cash flows reflect the continuing strong performance of its cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. On May 26, 2004, after obtaining the relevant waivers from Finnvera and certain of its lenders prior to actual payment, Smart paid a dividend of Php11,280 million to PLDT, equivalent to 70% of Smart’s 2003 net income. In June 2003, after receiving similar approvals from Finnvera and certain lenders, Smart paid dividends in the amount of Php4,300 million to PLDT, representing 70% of Smart’s 2002 net income and in the amount of Php1,866 million to PLDT in November 2003, equivalent to the remaining 30% of its 2002 net income. Smart made its first dividend payment of Php1,540 million to PLDT in December 2002, representing 40% of Smart’s net income in 2001. We cannot assure you that Smart will be able to obtain such waivers or any other waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

As of June 30, 2004, related party liabilities included (1) PLDT’s payables to Smart amounting to Php4,186 million, representing interconnection fees; (2) Smart’s liabilities to Piltel totaling Php1,907 million, relating mostly to prepaid air time reloads for Talk ‘N Text subscribers through Smart Load, and (3) Piltel’s liabilities to PLDT amounting to Php1,050 million, representing interconnection charges. See “Related Party Transactions” in this report and Note 15 – Related Party Transactions to the accompanying financial statements for further discussion.

Investing Activities

On a consolidated basis, net cash used in investing activities in the first half of 2004 of Php11,496 million increased by Php5,797 million, or 102%, compared to Php5,699 million in the same period in 2003. This increase was primarily the result of higher aggregate capital spending.

Our consolidated capital expenditures in the first half of 2004 totaled Php11,576 million, an increase of Php6,236 million, or 117%, from Php5,340 million in the same period of 2003 primarily due to PLDT’s and Smart’s increased capital spending. Smart's capital spending of Php8,813 million in the first half of 2004 was used to further expand and upgrade its GSM and transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php2,667 million was principally used to finance the expansion of its fixed line data and network services. ePLDT and its subsidiaries’ capital spending of Php75 million was used to primarily fund its VitroTM, Infocom and call center business operations. Consolidated capital expenditures in the first half of 2003 amounted to Php5,340 million, of which Php1,496 million, Php3,740 million, Php51 million and Php38 million were attributable to PLDT, Smart, ePLDT and PLDT Global, respectively. The balance represented other subsidiaries’ capital spending.

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million. Under the Letter of Support, PLDT provided to Piltel Php2,317 million (US$48 million) in 2000, Php2,039 million (US$41 million) in 2001, and Php571 million (US$11 million) in 2002. There was no drawdown under the Letter of Support in 2003 nor in the first half of 2004. Drawings under the PLDT Letter of Support are converted into U.S. dollars at the prevailing exchange rates at the time of drawdown. As of June 30, 2004, the remaining undrawn balance under the Letter of Support was US$50 million (approximately Php2,823 million). If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (aggregate principal of US$1 million as of December 31, 2003), additional drawings under the Letter of Support would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure that additional amounts will not have to be drawn under the Letter of Support nor can we predict when the remaining undrawn balance under the Letter of Support will be exhausted. See Note 9 – Investments to the accompanying financial statements for further discussion.

Financing Activities

On a consolidated basis, we used net cash of Php20,352 million for financing activities in the first half of 2004, compared to Php17,090 million in the same period in 2003. On a non-consolidated basis, net cash used in financing activities in the first half of 2004 was Php16,687 million, compared to Php13,112 million in the same period in 2003. The net cash used in financing activities in the first half of 2004 was mainly attributable to debt repayments by PLDT in line with its ongoing debt reduction program.

Debt Financing

Additions to our consolidated long-term debt in the first half of 2004 totaled Php4,824 million, of which Php2,522 million came from PLDT's drawings, primarily from long-term loan facilities used to finance capital expenditures and refinancing facilities used to repay maturing debts. Payments in respect of principal and interest amounted to Php19,413 million and Php5,908 million, respectively, in the first half of 2004, of which Php14,760 million and Php5,320 million were attributable to PLDT, respectively.

Our consolidated indebtedness as of June 30, 2004 was Php146,263 million, representing a decrease of Php13,551 million, or 8%, compared to Php159,814 million as of December 31, 2003. This decrease was mainly due to the reductions of Php11,458 million and Php1,796 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s indebtedness decreased by 9% to Php122,717 million as of June 30, 2004 from Php134,175 million as of December 31, 2003, due to PLDT’s debt repayments in line with PLDT’s efforts to reduce overall indebtedness. Smart's indebtedness as of June 30, 2004 was Php18,790 million, a decrease of 9% from Php20,586 million as of December 31, 2003.

As of June 30, 2004, PLDT had undrawn committed dollar-denominated long-term credit facilities in the aggregate amount of US$68 million, inclusive of the remaining US$25 million undrawn portion of the US$149 million Kreditanstalt für Wiederaufbau refinancing facility, US$4 million undrawn portion of the US$12 million term loan facility extended by DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH under an agreement dated May 29, 2003 and the JP¥4,055 million undrawn portion of the JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan under an agreement dated June 11, 2003. As of June 30, 2004, Smart still had available facilities under its €50 million Framework Agreement with HypoVereinsbank up to a maximum aggregate amount of €44 million. Smart availed of the US$40 million remaining balance of its US$100 million NEXI-supported loan facility in April 2004.

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of our outstanding long-term debt as of June 30, 2004 are as follows:

Year	US$ Loans(2)		JP¥ Loans(3)		Peso Loans	Total
Consolidated	(in millions)

2004(1)	US$150	Php8,407	JP¥2,014	Php1,040	Php839	Php10,286
2005	469	26,349	6,818	3,522	880	30,751
2006	441	24,766	6,816	3,521	826	29,113
2007	476	26,740	3,178	1,642	–	28,382
2008	69	3,898	1,589	821	–	4,719
2009 and onwards	813	42,052	–	–	810	42,862

Non-Consolidated

2004(1)	US$76	Php4,297	JP¥2,014	Php1,040	Php802	Php6,139
2005	322	18,068	6,818	3,522	780	22,370
2006	305	17,159	6,816	3,521	770	21,450
2007	419	23,540	3,178	1,642	–	25,182
2008	69	3,893	1,589	821	–	4,714
2009 and onwards	813	42,052	–	–	810	42,862

________________

(1) July 1, 2004 through December 31, 2004.

(2) The exchange rate used was Php56.176 to US$1.00.

(3) The exchange rate used was Php0.5166 to JP¥1.00.

Approximately Php103,251 million principal amount of our consolidated outstanding long-term debt as of June 30, 2004 is scheduled to mature over the period from 2004 to 2008. Of this amount, approximately Php79,855 million is attributable to PLDT, Php18,790 million to Smart, and the remainder to Mabuhay Satellite, Maratel and ePLDT.

Covenants

Our debt instruments contain restrictive covenants, including covenants that prohibit us from paying common dividends, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•         interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or losses of investees, of not less than 180% or 200%;

•         total debt to EBITDA on a non-consolidated basis of not more than 5.0:1 from March 31, 2004 to June 30, 2004, not more than 4.5:1 from September 30, 2004 to December 31, 2004 and not more than 4.0:1 from March 31, 2005 and thereafter;

•         long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1;

•         current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

•         debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•         debt to free cash flow ratio on a non-consolidated basis of not more than 5.5:1 from March 31, 2004 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT’s debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis calculated in conformity with accounting principles generally accepted in the Philippines. These include:

•         long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

•         total debt to EBITDA of not more than 4.5:1 in 2004 and not more than 4.0:1 in 2005 and thereafter;

•         current ratio ranging from not less than 0.75:1 to 0.9:1; and

•         interest coverage ratio of not less than 200%.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 97% of PLDT’s total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. As of June 30, 2004, the peso depreciated by 1% to Php56.176 to US$1.00, from Php55.586 to US$1.00 as of December 31, 2003. The peso has been subjected to significant fluctuations. In 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.767 to US$1.00 on November 27, 2003. During the first half of 2004, the peso appreciated to a high of Php55.142 on January 6, 2004 but depreciated to a low of Php56.429 on March 22, 2004.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios will continue to become more restrictive as the loans near maturity. Inability to comply with our financial ratios and covenants could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Please see Note 12 – Long-term Debt for a detailed discussion of our covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has managed its capital expenditures, reduced its investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we are benefiting from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. Smart, however, will be required to obtain further waivers from Finnvera and certain lenders to pay additional dividends in future periods. See “–– Operating Activities” for further details.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financings, particularly financing costs. None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On June 24, 2004 and March 23, 2004, Standard and Poor's Ratings Group affirmed its "BB" rating and stable outlook on PLDT.

On April 8, 2004, Fitch Ratings upgraded PLDT's long-term foreign currency and local currency ratings to "BB" from "BB-" (BB minus) while the rating of PLDT's convertible preferred stock was similarly upgraded to "B+" (B plus) from "B". The rating action follows a sustained period of improvement in PLDT's operating and financial profile mainly due to the growth of Smart. The stable outlook also reflects Fitch's view that neither the existing competitive landscape nor the planned resumption of common share dividends by PLDT would materially disrupt our deleveraging efforts.

On March 23, 2004, Moody’s affirmed PLDT’s “Ba2” senior unsecured debt rating with a negative outlook and its “B1” preferred rating with a stable outlook. On January 27, 2004, PLDT’s foreign currency senior unsecured debt rating was upgraded by Moody’s Investors Service to “Ba2” from a recent “Ba3” as of July 29, 2003 and preferred stock rating moved up to “B1” from “B2.” The rating reflects continued improvements in the operating performance of Smart and the expectation of on-going free cash flow to help repay debt maturities in the coming years. The negative outlook on PLDT's rating is constrained, reflecting Moody's decision to downgrade the Philippine Government's long-term foreign currency bond rating to “Ba2” with a negative outlook also on January 27, 2004.

Off-Balance Sheet Arrangement

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, with a balance of US$33 million as of June 30, 2004, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse to PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except if PLDT commits a breach on its representations and warranties. For the six months ended June 30, 2004 and 2003, receivables sold under the RPD amounted to US$5 million (Php297 million) and US$5 million (Php272 million), respectively. Loss on sale of receivables under the RPD amounted to US$0.65 million (Php37 million) and US$0.84 million (Php45 million) for the six months ended June 30, 2004 and 2003, respectively.

Equity Financing

Through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred shares as part of the upfront payments collected from subscribers, PLDT was able to raise Php68 million in the first half of 2004 and Php43 million in the same period in 2003. As approved by the NTC, the SIP was made optional in 2003 from being compulsory in earlier years.

Cash dividend payments in the first half of 2004 amounted to Php718 million, compared to Php694 million in the same period in 2003, all of which were paid solely to preferred shareholders of PLDT. The most recent cash dividend paid by PLDT to its common shareholders was in April 2001 (dividends declared in March 2001); since then, no dividends have been paid to common shareholders.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of June 30, 2004:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
		(Unaudited)
(in millions)
Long-term debt obligations	Php146,113	Php22,236	Php70,734	Php20,885	Php32,258
Long-term lease obligations:
Operating Lease	5,433	1,304	2,362	924	843
Capital Lease	1,354	532	657	165	–
Unconditional purchase obligations(1)	12,587	3,615	2,256	2,784	3,932
Other long-term obligations	22,131	–	–	14,049	8,082
Total contractual cash obligations	Php187,618	Php27,687	Php76,009	Php38,807	Php45,115

_____________

(1)  The amounts disclosed in the table above are based on the original Air Time Purchase Agreement with ACeS International Limited, or AIL. In 2003, a Standstill Agreement was executed to cover, among other matters, the amended minimum and supplemental air time payment provisions for the year 2003.

Long-term Debt Obligations

For a discussion of our long-term debt obligations, see Note 12 – Long-term Debt to the accompanying financial statements.

Long-term Operating Lease Obligations

Transponder Lease Agreement. On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, which was amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders was US$13 million as of June 30, 2004, and PLDT’s aggregate remaining obligation under this agreement was approximately Php2,477 million as of that date.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for submarine cable repair and related services for the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of June 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php128 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of June 30, 2004, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php36 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of June 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php55 million.

Other Long-term Operating Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php2,666 million as of June 30, 2004 in respect of office and cell site rentals with over 2,000 lessors nationwide.

Long-term Capital Lease Obligations

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of June 30, 2004, the aggregate remaining obligation under this agreement was approximately Php914 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair have made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of R.A. 7925, which negated the DOTC's warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then to seek a mutually acceptable agreement, no amenable arrangement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. As of the date of this report, the DOJ has not yet responded to the DOTC's referral. As of June 30, 2004, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php144 million and Php508 million, respectively.

Other Long-term Capital Lease Obligations. The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart has capital lease obligations aggregating Php436 million in respect of office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. PLDT is a party to a Founder NSP, or National Service Provider, Air Time Purchase Agreement with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of commercial operations of the Garuda I satellite. In the event AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

As of June 30, 2004, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php12,030 million. See Note 15 – Related Party Transactions and Note 21 – Provisions and Contingencies to the accompanying financial statements for further details relating to the Air Time Purchase Agreement with AIL.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee totaling US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$ 40,000 and for contract years 5-7 (September 2004-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter. As of June 30, 2004, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php18 million pertaining to annual support fee.

Effective July 1, 2004, VeriSign has agreed to amend the Agreement and issued Addendum 8 as extension of Addendum 6. Annual support fee for year 5 (September 2004 to August 2005) will remain at US$40,000 and affiliate revenue sharing rates will remain at 25%.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, a wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other powerful management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. Effective March 30, 2004, I-Contact has agreed to amend the Contract and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact. As of June 30, 2004, iPlus’ aggregate remaining obligation under this agreement was US$0.45 million (approximately Php25 million).

Other Unconditional Purchase Obligations. The PLDT group has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As of June 30, 2004, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 59 million shares of Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JP¥4,071.89 per share for Series V, VI and VII, respectively.

As of June 30, 2004, 145,320 shares of Series V Convertible Preferred Stock and 531,251 shares of Series VI Convertible Preferred Stock had been converted to PLDT’s common shares. The aggregate value of the put option based on outstanding shares as of June 30, 2004 was Php22,131 million, of which Php14,049 million is payable on June 4, 2008 and Php8,082 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php12,859 million, based on the market price of PLDT’s common stock of Php1,150 per share as of June 30, 2004.

Commercial Commitments

As of June 30, 2004, our outstanding commercial commitments, in the form of letters of credit, amounted to Php5,099 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling of the network. In August 2001, Smart issued Master Purchase Orders, or MPOs, in the amount of US$200 million in favor of Nokia for the purchase of additional equipment to expand Smart’s GSM network. The US$200 million MPO was completed in November 2003. On May 30, 2003, Smart entered into a Technical Support Services Agreement, or TSSA, with Nokia in the amount of US$8 million. This TSSA has been fully served as of December 31, 2003.

In January 2004, Smart signed a new MPO in favor of Nokia amounting to US$117 million (Phase 7 under the Frame Supply Contract between Smart and Nokia). Smart is, however, under no legal obligation to incur these expenditures.

On June 23, 2004, Smart signed a TSSA with Nokia in the amount of US$10 million which is valid until December 31, 2004.

As of June 30, 2004, Smart had no guarantee obligations, standby repurchase obligations or other commercial commitments.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As of June 30, 2004, the Philippine peso had depreciated against the U.S. dollar to Php56.176 to US$1.00 from Php53.522 to US$1.00 as of June 30, 2003, which in turn represented a depreciation against the U.S. dollar from Php50.541 to US$1.00 at June 30, 2002. In the first half of 2004, PLDT capitalized net foreign exchange losses of Php772 million, as compared to Php356 million in the same period in 2003. Of these capitalized net foreign exchange losses, Php709 million in the first half of 2004 and Php103 million in the same period in 2003, were attributable to foreign currency-denominated liabilities used to finance our capital investments and were therefore recorded as additions to the carrying value of the related property accounts.

The following table shows our consolidated and non-consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of June 30, 2004 and as of December 31, 2003:

	June 30, 2004(1)		December 31, 2003(2)
	U.S. dollars	Pesos	U.S. dollars	Pesos
	(Unaudited)	(in millions)	(Audited)
Consolidated
Assets
Cash and cash equivalents	US$294	Php16,503	US$146	Php8,098
Receivables-net	176	9,871	195	10,855
Other current assets	–	9	–	–
	470	26,383	341	18,953
Liabilities
Notes payable	–	–	3	150
Accounts payable	87	4,863	60	3,322
Accrued expenses and other current liabilities	74	4,086	25	1,342
Long-term debt	2,606	142,758	2,819	153,542
Deferred credits and other noncurrent liabilities	217	12,228	209	11,613
	2,984	163,935	3,116	169,969
Net foreign currency-denominated liabilities	US$2,514	Php137,552	US$2,775	Php151,016
Non-Consolidated
Assets
Cash and cash equivalents	US$199	Php11,198	US$54	Php3,014
Receivables-net	123	6,892	134	7,463
Other current assets	–	9	–	–
	322	18,099	188	10,477
Liabilities
Accounts payable	10	572	16	874
Accrued expenses and other current liabilities	59	3,346	7	386
Long-term debt	2,193	119,555	2,373	128,757
Deferred credits and other noncurrent liabilities	218	12,228	209	11,613
	2,480	135,701	2,605	141,630
Net foreign currency-denominated liabilities	US$2,158	Php117,602	US$2,417	Php131,153

________________

(1)  The exchange rate used was Php56.176 to US$1.00.

(2)  The exchange rate used was Php55.586 to US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of June 30, 2004, approximately 98% and 97% of our total consolidated and non-consolidated debts, respectively, were denominated in foreign currencies. Of our foreign currency-denominated debts, 7% and 8% are in Japanese yen, on a consolidated and non-consolidated basis, respectively, and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 62% and 59% of our consolidated and non-consolidated debts, respectively), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Liquidity and Capital Resources –– Financing Activities –– Covenants” above and Note 12 – Long-term Debt to the accompanying financial statements.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently or readily available.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As of June 30, 2004, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$76 million, US$725 million, and US$73 million and JP¥863 million, respectively.

Smart’s outstanding forward foreign exchange contracts amounted to US$121 million as of June 30, 2004. Also, Smart had a long-term cross-currency swap contract which matured on April 30, 2003. The final exchange has been made and the contract has been terminated.

For further discussions of these contracts, see Note 12 – Long-term Debt to the accompanying financial statements.

Interest Rate Risk Management

From time to time and on a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

Effect of Peso Depreciation

In the first half of 2004 and 2003, our operating revenues, which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. We have capitalized foreign exchange losses in respect of U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in the first half of 2004 was 5.1%, compared to 2.9% in the same period in 2003.

OTHER INFORMATION

Piltel Debt Exchange Transaction

On July 2, 2004, Smart announced that it had successfully closed the Piltel debt exchange transaction. This concluded the process begun in March this year when Smart invited various creditors of Piltel to exchange their indebtedness for various types of Smart debt and/or cash, as follows:

•         Cash settlement, at a maximum exchange price of US$0.40 for each US$1.00 equivalent of Piltel debt exchanged;

•         US$ Smart debt maturing in December 2007 at the rate of US$0.525 for each US$1.00 equivalent of Piltel debt exchanged, with interest at US$ LIBOR plus 1% per annum, payable quarterly;

•         US$ Smart debt maturing in December 2008 at the rate of US$0.575 for each US$1.00 equivalent of Piltel debt exchanged, with interest at US$ LIBOR plus 1% per annum, payable quarterly;

•         US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$1.00 equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly; and

•         For Yen Trade creditor, US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$1.00 equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly and with an option to elect, by not less than 15 months’ prior notice, for an early repayment at a discount either on December 2007 at 52.5% of the relevant debt amount or on December 2008 at 57.5% of the relevant debt amount.

By the end of the offer period on May 31, 2004, Smart had received offers from Piltel’s creditors representing approximately 69.4% in aggregate of the outstanding restructured Piltel debt. In addition, it had received, from a significant portion of the Piltel creditors who did not participate in the transaction, waivers to certain provisions of the agreements governing Piltel’s restructured indebtedness, allowing Smart to close the transaction. Given the high level of acceptance from the Piltel creditors, the Board of Directors of PLDT and Smart endorsed Smart’s decision to proceed with the Piltel debt exchange transaction.

As a result, Smart became Piltel’s largest creditor, holding US$289 million of Piltel’s US$417 million restructured debt. Based on the options chosen by the participating creditors, Smart has issued to them US$283.2 million in new debt and paid US$1.5 million in cash.

Option	Allocation		Exchange	New Debt/Cash
	Amount	%	Ratio (%)	Outlay of Smart
	(in millions, except percentage)

2014 Smart Debt	US$280.1	67.2	100.0	US$280.1
2008 Smart Debt	5.0	1.2	57.5	2.9
2007 Smart Debt	0.4	0.1	52.5	0.2
Subtotal	285.5	68.5	210.0	283.2
Cash	3.8	0.9	40.0	1.5
Total	US$289.3	69.4	250.0	US$284.7

Further, in line with the previously announced intention of Smart to acquire PLDT’s equity holdings in Piltel, also on July 2, 2004, Smart entered into a Sale and Purchase Agreement with PLDT to acquire the latter’s 59.3 million shares of Piltel Series K, Class I Convertible Preferred Stock for Php2,066 million. The payment was settled through an offset of amounts owed to Smart by PLDT arising primarily from interconnection charges. At a later stage, Smart intends to acquire the common shares held by PLDT in Piltel, thereby consolidating PLDT’s wireless holdings.

On July 9, 2004, Smart converted a total of 4.8 million shares of Piltel Series K, Class I Convertible Preferred Stock into 820.3 million shares of Piltel common stock, equivalent to 32.7% of the total outstanding shares of common stock of Piltel after such conversion. Such initial conversion resulted in diluting PLDT’s ownership in Piltel to 30.5%. Smart intends to convert its remaining 54.5 million shares of Piltel Series K, Class I Convertible Preferred Stock into 9,260 million shares of common stock from the increase in authorized capital stock of Piltel. Piltel has scheduled a special stockholders’ meeting on September 3, 2004 to approve this increase. Once all the outstanding shares of Piltel Series K, Class I Convertible Preferred Stock are fully converted, Smart will hold a total of 10,080 million shares of common stock of Piltel, equivalent to 85.6% of the resulting total outstanding shares of common stock after such conversion. In aggregate therefore, ownership of Piltel by PLDT and Smart will be 92.1%.

On July 19, 2004, Smart received confirmation from the Philippines’ Securities and Exchange Commission, or SEC, that the issuance of 820.3 million shares of common stock of Piltel, equivalent to 32.7% of total outstanding shares of common stock of Piltel after the initial conversion will not trigger a mandatory tender offer requirement under Section 19 of the Securities Regulation Code. The SEC also confirmed that the conversion of the remaining preferred stocks made through an increase in Piltel’s capital stock is also exempt from mandatory tender offer requirement.

U.S. Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies

Effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the National Telecommunications Commission, or NTC, confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On October 17, 2003, based on negotiations between the NTC and the U.S. FCC to resolve the issue regarding termination rates, the NTC, in the expectation that the U.S. FCC would fully lift the March 10, 2003 Order, lifted its March 12, 2003 Order and directed all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers at mutually acceptable final or interim termination rates and other terms and conditions agreed upon by the parties.

On November 17, 2003, after Smart reached interim agreements with each of AT&T and MCI on September 30 and November 12, 2003, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order with respect to Smart and ordered the U.S. carriers to resume making payments to Smart.

On January 15, 2004, after PLDT reached interim agreements with each of MCI and AT&T and reopened its circuits with these carriers on November 12, 2003 and January 9, 2004, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order also with respect to PLDT and ordered the U.S. carriers to resume making payments to PLDT.

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC's recently adopted International Settlements Policy Reform which eliminated International Settlements Policy, or ISP.

Although not included in the initial list of countries exempted from the U.S. FCC’s ISP, the U.S. FCC identified the U.S.-Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July, 2004, removal was supported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc.

On July 6, 2004, PLDT filed with the U.S. FCC a Petition for Reconsideration of the Commission’s May 13, 2004 Order on the grounds that the Order should have vacated as moot the International Bureau’s March 10, 2003 Order.

Investigation by U.S. Department of Justice

In January 2004, PLDT received grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. is currently producing documents. In addition, in March 2004, a PLDT (U.S.) Ltd. employee received a subpoena to testify before the grand jury in connection with this investigation. This employee has not yet been asked to appear before the grand jury. At this time, the PLDT Group cannot predict the outcome of this investigation.

Adoption of International Accounting Standards, or IAS

In recent years, the Philippine Accounting Standards Council, or ASC, has been adopting the International Accounting Standards, or IAS, issued by the International Accounting Standards Council, or IASC with no local equivalent standards and has been replacing existing local standards.

The International Accounting Standards Board, or IASB, assumed from the IASC the responsibility for setting the international accounting standards. The standards issued by the IASB are designated as International Financial Reporting Standards, or IFRS. Upon its inception, the IASB also adopted the IAS issued by the IASC. The IASB carried on improvements on certain IAS in preparation for the full adoption of IFRS in 2005. In line with this initiative, the IASB has recently issued revised IAS, IFRS and exposure drafts, or EDs, most of which are to be effective in 2005.

We are currently in the process of evaluating the impact of the new and revised standards on our financial statements. See Note 3 – Accounting Changes to the accompanying financial statements for further discussion.

Related Party Transactions

In the ordinary course of business, companies belonging to the PLDT Group are engaged in arm’s-length intercompany transactions. We believe that the terms of these transactions are comparable with those available from unrelated parties.

•               Telecommunications services provided within the PLDT Group — interconnection agreements and connectivity service agreements for leased lines, under terms similar with those agreed with other telecommunications providers outside the PLDT Group.

•               Transponder Lease Agreement between PLDT and Mabuhay Satellite — an agreement pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite. Total fees under this agreement totaled Php341 million and Php385 million for the six months ended June 30, 2004 and 2003, respectively. PLDT’s outstanding obligations under this agreement amounted to Php26 million as of June 30, 2004 and December 31, 2003.

•               Facilities Management Agreement between PLDT and Piltel — an agreement under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunications facilities as well as Executive Order No. 109, network operations and services, including E.O. 109 fixed line build-out installations, public calling offices, payphone facilities, and the systems required to support these services. Total management fees under this agreement totaled Php35 million and Php41 million for the six months ended June 30, 2004 and 2003, respectively. PLDT’s outstanding receivables under this agreement amounted to Php367 million and Php329 million as of June 30, 2004 and December 31, 2003, respectively.

•               Facilities Management Agreement between Piltel and Subic Telecom — an agreement under which Subic Telecom manages the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. Total management fees under this agreement totaled Php11 million for the six months ended June 30, 2004 and 2003. This new agreement is effective for three years until September 2004. Subic Telecom’s outstanding receivables under this agreement amounted to Php51 million and Php11 million as of June 30, 2004 and December 31, 2003, respectively.

•               Agreements between Smart and Piltel — agreements relating to the integration of Smart’s and Piltel’s operations under which Smart undertakes to manage Piltel’s facilities, customer services, administrative support and management services and billing services. Total fees under these service agreements totaled Php463 million and Php348 million for the six months ended June 30, 2004 and 2003, respectively. Smart’s outstanding receivables under these agreements amounted to Php221 million and Php906 million as of June 30, 2004 and December 31, 2003, respectively. In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total facility fees under this agreement amounted to Php2,814 million and Php1,823 million for the six months ended June 30, 2004 and 2003, respectively. Under this agreement, outstanding receivables of Smart amounted to Php1,219 million and Php633 million as of June 30, 2004 and December 31, 2003, respectively.

•               Air Time Purchase Agreement between PLDT and AIL and Related Agreements — an agreement under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In March 2003, PLDT, together with the other founder shareholders, entered into a Standstill Agreement in respect of the Air Time Purchase Agreement. On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement following the lapse of the November 15, 2003 deadline set for the negotiation of a revised Air Time Purchase Agreement. On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. See Note 21 – Provisions and Contingencies to the accompanying financial statements for further discussion.

•               Agreements between Smart and Mabuhay Satellite –– Smart entered into transponder lease agreement with Mabuhay Satellite for the use of the transponders aboard its satellite, Agila II. The monthly rent for the transponders is on a tiered-pricing scheme per megahertz based on the actual usage of Smart. Total fees under this agreement amounted to Php49 million and Php24 million for the six months ended June 30, 2004 and 2003, respectively. Outstanding obligations of Smart under this agreement amounted to Php10 million and Php13 million as of June 30, 2004 and December 31, 2003, respectively.

•               Agreements between Smart and ACeS Philippines — agreements under which Smart (1) provides ACeS Global Mobile Personal Communications by Satellite, or GMPCS, services, in the Philippines under a revenue-sharing agreement,

(2) undertakes the management, maintenance and operations of GMPCS, and

(3) provides certain administrative support and services in certain aspects of ACeS Philippines’ business operations. Total fees under these agreements, net of ACeS’ share, totaled Php41 million and Php36 million for the six months ended June 30, 2004 and 2003, respectively. Under these agreements, Smart’s outstanding obligation to ACeS amounted to Php36 million as of June 30, 2004 while Smart had no outstanding obligation as of December 31, 2003.

In addition, transactions to which PLDT or its subsidiary is a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest as of June 30, 2004 and December 31, 2003 and for the six months ended June 30, 2004 and 2003 are as follows:

•               Agreements with NTT Communications and/or its Affiliates — agreements under which (1) NTT Communications provides advisory services for various business areas of PLDT; (2) NTT World Engineering Marine Corporation provides maintenance services to PLDT’s domestic fiber optic network; (3) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (4) PLDT and NTT Communications agreed to cooperative arrangements for international telecommunication services. Total fees under these agreements totaled Php146 million and Php147 million for the six months ended June 30, 2004 and 2003, respectively. PLDT’s outstanding obligations under these agreements amounted to Php31 million and Php40 million as of June 30, 2004 and December 31, 2003, respectively.

•               Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services for the operations and maintenance of Smart’s CMTS. Total fees under these agreements totaled Php214 million and Php147 million for the six months ended June 30, 2004 and 2003, respectively. Under these agreements, Smart had outstanding payables of Php119 million and Php228 million as of June 30, 2004 and December 31, 2003, respectively. Asia Link is a subsidiary of theFirst Pacific Group.

•               Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are paid directly to Malayan. Premium payments to Gotuaco and Malayan covering the 12-month period ending July 31, 2004 totaled Php324 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 15 –Related Party Transactions to the accompanying financial statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FINANCIAL STATEMENTS

AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

AND FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEETS

(in million pesos)

	Consolidated		Non-Consolidated
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
	(Unaudited)	(As restated – Note 3)	(Unaudited)	(As restated – Note 3)
ASSETS
Current Assets
Cash and cash equivalents (Notes 5 and 22)	22,373	19,263	12,013	5,278
Receivables – net (Notes 6, 15, 22 and 25)	19,541	19,516	14,507	15,740
Inventories and supplies – net (Note 7)	2,768	2,421	1,159	1,513
Prepayments and other current assets (Notes 16 and 18)	4,506	3,961	2,936	2,957
Total Current Assets	49,188	45,161	30,615	25,488
Noncurrent Assets
Property, plant and equipment – net (Notes 3, 7, 8, 12 and 20)	243,444	244,427	184,571	188,152
Investments – net (Notes 2, 3, 9, 12, 14, 15 and 20)	1,572	1,610	45,213	44,831
Deferred income tax – net (Notes 3 and 18)	663	244	–	–
Other noncurrent assets – net (Notes 15 and 16)	6,032	6,184	2,648	2,713
Total Noncurrent Assets	251,711	252,465	232,432	235,696
	300,899	297,626	263,047	261,184

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable (Notes 10 and 22)	150	2,133	–	1,933
Accounts payable (Notes 15 and 22)	10,466	7,664	3,409	6,126
Accrued expenses and other current liabilities (Notes 3, 11, 15 and 22)	13,182	13,454	5,984	5,835
Current portion of long-term debt (Notes 8, 12, 22 and 23)	22,273	23,742	13,918	15,850
Dividends payable (Note 14)	677	572	677	572
Income tax payable (Note 18)	2,852	761	–	466
Total Current Liabilities	49,600	48,326	23,988	30,782
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 8, 12, 22 and 23)	123,840	133,939	108,799	116,392
Deferred income tax – net (Note 18)	6,246	5,988	6,246	5,988
Deferred credits and other noncurrent liabilities (Notes 3, 13, 15, 16, 21 and 22)	15,530	15,011	19,184	14,444
Total Noncurrent Liabilities	145,616	154,938	134,229	136,824
Minority Interest in Consolidated Subsidiaries	853	784	–	–
Stockholders’ Equity (Notes 3 and 14)
Preferred stock, Php10 par value, authorized 822,500,000 shares; issued and outstanding 461,146,615 shares as of June 30, 2004 and 461,588,319 shares as of December 31, 2003	4,611	4,616	4,611	4,616
Common stock, Php5 par value, authorized 234,000,000 shares; issued and outstanding 169,566,523 shares as of June 30, 2004 and 169,476,120 shares as of December 31, 2003	848	847	848	847
Capital in excess of par value	49,090	49,017	49,090	49,017
Retained earnings	50,281	39,098	50,281	39,098
Total Stockholders’ Equity	104,830	93,578	104,830	93,578
	300,899	297,626	263,047	261,184

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF INCOME

(in million pesos, except per share amounts)

	Consolidated		Non-Consolidated		Consolidated		Non-Consolidated
	Six Months Ended June 30,				Three Months Ended June 30,
	2004	2003	2004	2003	2004	2003	2004	2003
	(Unaudited)
OPERATING REVENUES (Note 15)
Wireless services	31,231	22,493	–	–	16,275	11,553	–	–
Fixed line services	23,384	22,862	23,206	22,520	11,690	11,422	11,566	11,239
Information and communications technology services	982	864	–	–	540	507	–	–
	55,597	46,219	23,206	22,520	28,505	23,482	11,566	11,239
OPERATING EXPENSES
Depreciation and amortization (Note 8)	13,245	11,696	6,851	6,441	6,725	5,893	3,447	3,215
Compensation and benefits (Note 16)	5,660	5,582	3,445	3,637	2,860	2,841	1,722	1,770
Selling and promotions	4,015	4,808	622	630	1,857	2,562	272	337
Maintenance (Note 15)	2,716	2,832	1,611	1,472	1,431	1,559	824	775
Provision for doubtful accounts (Note 6)	1,865	1,902	1,387	1,404	767	772	693	702
Rent (Notes 3 and 15)	1,469	1,488	737	779	755	745	396	382
Professional and other service fees (Note 15)	996	826	471	483	559	405	247	242
Insurance and security services	802	733	355	377	407	368	178	190
Taxes and licenses (Note 21)	641	635	328	287	314	357	174	165
Provision for inventory obsolescence	128	143	–	86	–	127	–	86
Other operating expenses (Note 15)	1,518	1,274	478	548	761	645	252	288
	33,055	31,919	16,285	16,144	16,436	16,274	8,205	8,152
NET OPERATING INCOME	22,542	14,300	6,921	6,376	12,069	7,208	3,361	3,087
INTEREST EXPENSE AND RELATED ITEMS – NET (Notes 3, 8, 10 and 12)	(5,868)	(5,592)	(5,342)	(4,880)	(2,920)	(2,636)	(2,660)	(2,302)
EQUITY SHARE IN NET (LOSSES) INCOME OF INVESTEES, INCLUDING GOODWILL AMORTIZATION AND PROVISION FOR IMPAIRMENT IN VALUE OF INVESTMENTS (Notes 3 and 9)	(43)	(1,616)	11,611	3,201	(21)	(1,612)	6,588	908
INTEREST INCOME	465	245	96	51	253	142	62	37
OTHER EXPENSES – NET (Notes 6, 15, 17 and 22)	(1,050)	(4,624)	(1,063)	(3,364)	(425)	(3,880)	(495)	(2,895)
INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST IN NET LOSSES (INCOME) OF CONSOLIDATED SUBSIDIARIES	16,046	2,713	12,223	1,384	8,956	(778)	6,856	(1,165)
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 18)	4,020	1,146	215	(401)	2,166	142	88	(467)
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET LOSSES (INCOME) OF CONSOLIDATED SUBSIDIARIES	12,026	1,567	12,008	1,785	6,790	(920)	6,768	(698)
MINORITY INTEREST IN NET LOSSES (INCOME) OF CONSOLIDATED SUBSIDIARIES	(18)	218	–	–	(22)	222	–	–
NET INCOME (LOSS)	12,008	1,785	12,008	1,785	6,768	(698)	6,768	(698)
Earnings Per Common Share (Note 19)
Basic	65.62	5.54	65.62	5.54	37.30	(6.61)	37.30	(6.61)
Diluted	61.81	5.54	61.81	5.54	35.07	(5.77)	35.07	(5.77)

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in million pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
	(Unaudited)
Balances at January 1, 2003
As previously reported	4,584	847	48,953	30,234	84,618
Effect of change in accounting for leases (Note 3)	–	–	–	(551)	(551)
As restated	4,584	847	48,953	29,683	84,067
Net income for the period
As previously reported	–	–	–	1,780	1,780
Effect of change in accounting for leases (Note 3)	–	–	–	5	5
As restated	–	–	–	1,785	1,785
Cash dividends	–	–	–	(785)	(785)
Issuance of capital stock – net (Note 14)	33	–	11	–	44
Balances at June 30, 2003	4,617	847	48,964	30,683	85,111
Balances at January 1, 2004
As previously reported	4,616	847	49,017	39,665	94,145
Effect of change in accounting for leases (Note 3)	–	–	–	(567)	(567)
As restated	4,616	847	49,017	39,098	93,578
Net income for the period	–	–	–	12,008	12,008
Cash dividends	–	–	–	(825)	(825)
Issuance of capital stock – net (Note 14)	(5)	1	73	–	69
Balances at June 30, 2004	4,611	848	49,090	50,281	104,830

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS

(in million pesos)

	Consolidated		Non-Consolidated
	Six Months Ended June 30,
	2004	2003	2004	2003
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax and minority interest in net losses of consolidated subsidiaries	16,046	2,713	12,223	1,384
Adjustments for:
Depreciation and amortization	13,245	11,696	6,851	6,441
Provision for doubtful accounts	1,865	1,902	1,387	1,404
Provision for inventory obsolescence	128	143	–	86
Equity share in net losses (income) of investees, including goodwill amortization and provision for impairment in value of investments	43	1,616	(11,611)	(3,201)
Others	1,018	3,243	503	1,478
Interest expense	5,868	5,592	5,342	4,880
Interest income	(465)	(245)	(96)	(51)
Operating income before working capital changes	37,748	26,660	14,599	12,421
Decrease (increase) in:
Receivables	(1,942)	(3,228)	(481)	(881)
Inventories and supplies	(451)	(66)	353	113
Prepayments and other current assets	(652)	210	63	331
Increase (decrease) in:
Accounts payable	2,822	(2,393)	726	(1,249)
Accrued expenses and other current liabilities	(383)	3,312	(73)	65
Cash generated from operations	37,142	24,495	15,187	10,800
Income taxes paid	(2,132)	(1,414)	(466)	(538)
Net cash provided by operating activities	35,010	23,081	14,721	10,262
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(11,274)	(4,799)	(2,417)	(965)
Proceeds from disposal of property, plant and equipment	17	25	12	4
Interest paid – capitalized to property, plant and equipment	(302)	(541)	(250)	(531)
Proceeds from disposal of investments in shares of stocks	–	99	–	–
Additions to investments	(61)	(252)	–	–
Dividends received	–	–	11,280	4,300
Interest received	465	245	94	51
Increase in other noncurrent assets	(341)	(476)	(64)	(188)
Net cash (used in) provided by investing activities	(11,496)	(5,699)	8,655	2,671
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	4,824	7,562	2,522	7,475
Payments of long-term debt	(17,413)	(18,770)	(12,760)	(14,998)
Proceeds from notes payable	–	2,916	–	2,170
Payments of notes payable	(2,000)	(724)	(2,000)	(100)
Interest paid – net of capitalized portion	(5,908)	(5,933)	(5,320)	(5,119)
Cash dividends paid	(718)	(694)	(718)	(694)
Increase (decrease) in deferred credits and other noncurrent liabilities	795	(1,490)	1,521	(1,889)
Proceeds from issuance of capital stock	68	43	68	43
Net cash used in financing activities	(20,352)	(17,090)	(16,687)	(13,112)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(52)	(52)	46	(20)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,110	240	6,735	(199)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,263	10,876	5,278	4,165
CASH AND CASH EQUIVALENTS AT END OF PERIOD	22,373	11,116	12,013	3,966

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

As of June 30, 2004, we had 18,483 employees on a consolidated basis and 9,992 on a non-consolidated basis. As of December 31, 2003, we had 18,191 and 10,230 employees on a consolidated and non-consolidated basis, respectively.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2. Basis of Financial Statement Preparation

Our financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines, or Philippine GAAP, based on the historical cost convention.

Our unaudited financial statements include, in our opinion, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the results of operations that may be expected for the full year.

In preparing the unaudited June 30, 2004 financial statements, we followed the same accounting policies, except as discussed in Note 3 – Accounting Changes, Adoption of Statement of Financial Accounting Standards, or SFAS 12/International Accounting Standards, or IAS 12 “Income Taxes” and Adoption of SFAS 17/IAS 17 “Leases”, and methods of computation that we had applied in the preparation of the audited December 31, 2003 financial statements.

Our unaudited consolidated financial statements include the unaudited financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, which was incorporated in the British Virgin Islands.

Name of Subsidiary/Investee	Principal Activity	Percentage of Ownership

Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	88.5
Mabuhay Satellite Corporation (formerly Mabuhay Philippines Satellite Corporation), or Mabuhay Satellite	Satellite communications services	67.0

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0
PLDT Global Corporation, or PLDT Global, and subsidiaries	Telecommunications services	100.0
PLDT-Maratel, Inc. (formerly Maranao Telephone Company, Inc.), or Maratel	Telecommunications services	97.5
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0

Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare unaudited consolidated financial statements using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Maratel, BCC, Telesat and Mabuhay Satellite not held by the PLDT Group.

Investments in Shares of Stock

Investments in shares of stock of companies where our ownership interest ranges from 20% to 50% (collectibly referred to as associates) on the consolidated financial statements and of associates and subsidiaries on the non-consolidated financial statements, except for the investments in Pilipino Telephone Corporation, or Piltel, (see Note 9 – Investments), are accounted for under the equity method of accounting. Associates are entities in which we have a significant influence and which are neither a subsidiary nor a joint venture of the PLDT Group. Under the equity method, our investments in associates are carried in the balance sheets at cost plus post-acquisition changes in our share in net assets of the investees, less impairment in value, if any. The statements of income reflect our share in the results of operations of associates (consolidated) and of associates and subsidiaries (non-consolidated). Unrealized gains arising from transactions with our associates are eliminated to the extent of our interests in associates, against our investments in associates. Our investments in associates include goodwill (net of accumulated amortization) on acquisition, which are treated in accordance with the accounting policy for goodwill, see Note 4 – Summary of Significant Accounting Policies.

Other investments in companies over which we exercise no significant influence and for which control is temporary are stated at cost, less allowance for any significant and permanent decline in market value.

3. Accounting Changes

The Philippine Accounting Standards Council, or ASC, approved the adoption of SFAS 17/IAS 17 “Leases” and SFAS 12/IAS 12 “Income Taxes”, which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2004.

Adoption of SFAS 12/IAS 12 “Income Taxes”

SFAS 12/IAS 12 prescribes the accounting treatment for current and noncurrent deferred income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, a deferred tax asset, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations. Our adoption of this standard only affected certain classifications in our balance sheets and did not have any effect in our statements of income.

Adoption of SFAS 17/IAS 17 “Leases”

SFAS 17/IAS 17 requires the capitalization of finance leases, which transfer substantially all the risks and benefits incidental to ownership of leased item, at the inception of the lease at the fair value of leased property or, if lower, at the present value of the minimum lease payments. SFAS 17/IAS 17 also requires that a lease where the lessor retains substantially all the risks and benefits of ownership of the asset be classified as operating leases, which should be recognized as an expense in the income statement on a straight-line basis over the lease term.

As allowed under the transitory provisions of SFAS 17/IAS 17, we adopted the standard and have accordingly restated our comparative financial statements retroactively. The after tax effect of the change was an increase of Php5 million in consolidated net income for the six months ended June 30, 2003 and a reduction of Php567 million and Php551 million in the beginning retained earnings in 2004 and 2003, respectively. Basic and diluted earnings per common share increased by Php0.02 for the six months ended June 30, 2003. See Note 8 – Property, Plant and Equipment for the related disclosure on capital lease.

4. Summary of Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers and exclude value-added tax. We provide wireless communication services, fixed line communication services, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenues, which exclude value-added tax, represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred.

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Revenues include fees for installation and activation.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Payphone service revenue is recognized upon provision of service. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Equipment sales

Sales of communication equipment are recognized upon delivery to the customer.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Receivables

Receivables are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on historical collection, write-off experience, current economic trends, changes in our customer payment terms, age status of receivables and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the period. The allowance is established by charges to income in the form of provision for doubtful accounts which is computed as a certain percentage of operating revenues adequate to cover potentially uncollectible accounts.

Inventories and Supplies

Inventories and supplies which include, among others, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost or net realizable value.

Cost is determined using the moving average method. Net realizable value is the current replacement cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of monetary assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Buildings	25 – 40 years
Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Information origination/termination equipment	5 – 15 years
Communications satellite	15 years
Vehicles and other work equipment	5 – 10 years
Furniture	3 – 10 years
Cellular facilities	10 years
Land improvements	10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of plant and equipment are capitalized during the construction period, see Note 8 – Property, Plant and Equipment.

Impairment of Assets

Property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s–length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset or from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded as income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had the impairment loss not been recognized for that asset in prior periods.

Goodwill

Goodwill, included under “Other noncurrent assets” in the consolidated balance sheets, represents the excess of acquisition cost over the fair value of identifiable net assets of a subsidiary at the date of acquisition. With respect to an investment in a subsidiary, goodwill is included in the carrying amount of the investment. Goodwill is amortized on a straight-line basis over the estimated useful economic life up to a maximum of five years. It is stated at cost less accumulated amortization and any impairment in value.

Deferred Charges

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized using the effective interest rate method. Deferred charges are included under “Other noncurrent assets” in the balance sheets.

Notes Payable

Notes payable are presented net of related discounts. Discounts are amortized over the life of the notes using the effective interest rate method.

Provisions

We recognize provisions when we have obligations, legal or constructive, as a result of past events, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an additional provision.

Leases

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or minimum lease payments, which approximate the fair market value of the property are capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

A finance lease gives rise to depreciation expense for the asset as well as borrowing cost for each period. Finance charges are charged directly against income. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under lease agreement are considered as deductible expenses.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

Retirement Costs

PLDT and Smart have funded, noncontributory retirement plans, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average remaining working lives of the covered employees.

PLDT’s other subsidiaries provide for estimated retirement benefits required to be paid under Republic Act, or R.A. No. 7641 to qualified employees. The benefit is computed as a certain percentage of basic monthly salary for every year of service.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded in Philippine pesos by applying to the foreign currency amount the spot exchange rate prevailing at the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous financial statements are recorded in the statements of income in the period in which they arise, except for exchange losses arising from borrowed funds used and liabilities incurred to finance the acquisition of property, plant and equipment, net of foreign exchange gains from all other foreign currency monetary items, if any, which are capitalized to the appropriate property, plant and equipment accounts, see New Accounting Standards Effective Subsequent to June 30, 2004, SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

Financial statements of consolidated foreign subsidiaries that are integral to our operations are translated as if the transactions of the foreign operation had been those of the PLDT Group. At each balance sheet date, foreign currency monetary items are translated using the closing rate, nonmonetary items which are carried at historical cost are translated using the historical rate as of the date of acquisition and nonmonetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates on the dates of the transactions. Resulting exchange differences are recognized in the statements of income.

Financial Instruments

PLDT and Smart use forward exchange contracts (including prepaid forwards) to hedge foreign currency assets, liabilities and firm commitments. Translation gains or losses on these forward exchange contracts are computed by multiplying the forward notional amounts by the difference between the spot exchange rates prevailing on balance sheet dates and the spot exchange rates on the contract inception dates (or the last reporting dates). The resulting gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged or credited to current operations. For short-term forward transactions, the contracted forward rates are used to record the underlying hedged transactions.

For the prepaid forward contracts, such prepaid forward is recorded as receivable from the counterparty bank and presented as part of “Receivables” account in the consolidated balance sheets. Payment of prepaid forward entitle Smart to a discount on the contracted forward rate. The discount is recognized as income over the term of the related forward exchange contract.

PLDT also enters into currency swap contracts to hedge the currency risk on its fixed rate notes. With these swaps, PLDT effectively converts its U.S. dollar notes to peso notes. Thus, the underlying notes are no longer revalued to spot exchange rates on balance sheet date but are recorded at the hedged exchange rates. Swap costs due on the contracts are accrued as of balance sheet date.

PLDT also utilizes various structures incorporating currency option (both buy and sell) contracts to hedge the currency risk on its fixed rate notes and other short-term obligations. These contracts provide PLDT the right to purchase or the obligation to sell foreign currency at pre-determined prices. Premium payments due on the contracts are amortized over the contract term and charged to current operations. Changes in the options’ intrinsic values are also charged or credited to current operations.

Interest rate swap agreements are entered into to manage exposure to interest rate fluctuations. Net income/expense on the swaps is accrued as of balance sheet date.

Unrealized mark-to-market gains and losses on outstanding derivatives entered into as hedges are not included in the determination of net income but are disclosed in the related notes to financial statements.

Other derivative financial instruments entered into that are not designated as hedges are marked to market, with the revaluation gains and losses credited or charged to current operations, see New Accounting Standards Effective Subsequent to June 30, 2004, SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

Income Taxes

Deferred income tax is provided using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences: (i) except where the deferred income tax liability arises from goodwill amortization or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and (ii) in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probably that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences over the regular corporate income tax to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized: (i) except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and (ii) in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary difference can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rate that is expected to apply to the period when the asset is realized or the liability is settled, based on the applicable tax rate at the balance sheet date.

Earnings Per Common Share

Basic earnings per common share, or EPS, is calculated by dividing the net income or loss for the period attributable to common shareholders (net income or loss adjusted for dividends on all series of preferred shares) by the weighted average number of common shares outstanding during the period, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing net income attributable to common shareholders (net income less dividends on the non-dilutive preferred shares) by the weighted average common shares including the common share equivalent arising from dilutive convertible preferred shares.

Segment Reporting

Segment assets include operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of allowances and provisions. Segment liabilities include all operating liabilities and consist principally of accounts payable, accrued expenses and long-term debt. Segment assets and liabilities do not include deferred income taxes.

Segment revenues, segment expenses and segment performance include transfers between business segments. The transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Such transfers are eliminated in our consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the Philippines requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from our estimates.

Adoption of International Accounting Standards, or IAS

In recent years, the Philippine Accounting Standards Council, or ASC, has been adopting the International Accounting Standards, or IAS, issued by the International Accounting Standards Council, or IASC.

We are expected to adopt the following new IAS which will be effective in the Philippines beginning January 1, 2005 which could have a significant impact on our financial statements in the year of adoption as well as in future years.

•            IAS19, “Employee Benefits”, requires the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. A specific portion of the net actuarial gains and losses (comprising experience adjustments and the effects of changes in actuarial assumptions) that exceeds the greater of (i) 10% of the present value of the defined benefit obligation (before deducting plan assets); and (ii) 10% of the fair value of any planned assets is recognized immediately as income or expense;

•            IAS 21, “The Effects of Changes in Foreign Exchange Rates”, requires the recognition of foreign exchange losses in the period such are incurred. As of June 30, 2004, undepreciated capitalized foreign exchange losses on a consolidated and non-consolidated basis included in property, plant and equipment amounted to Php58,930 million and Php53,111 million, respectively. Upon adoption in 2005 of SFAS 21/IAS 21, the proposed treatment is to adjust any undepreciated capitalized foreign exchange losses, net of exchange losses that qualify as borrowing cost and income tax effect, against beginning retained earnings, to the extent that amounts capitalized do not meet the conditions under the new standard, and to restate prior periods’ financial statements. Further, IAS 21 requires the determination of the functional currency of an entity;

•            IAS 27 “Consolidated and Separate Financial Statements”, supersedes IAS 27 “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”. Under the revised IAS 27, the exclusion of a subsidiary from consolidation when there are severe long-term restrictions that significantly impair a subsidiary’s ability to transfer funds to the parent under the superseded standard will be removed. Upon the adoption of this new standard, Piltel will be required to be included in our consolidated financial statements retrospectively. See Note 2 – Basis of Financial Statement Preparation, Note 4 – Summary of Significant Accounting Policies and Note 9 – Investments. Piltel’s net liability and net income as of and for the six months ended June 30, 2004 amounted to Php21,430 million and Php810 million respectively. See Note 25 – Other Matters for Piltel debt exchange transaction. In addition, investments in subsidiaries and associates are to be accounted for either at cost or in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” in the separate (non-consolidated) financial statements of the parent company. Accumulated equity in net earnings of subsidiaries and associates in PLDT’s non-consolidated financial statements amounted to Php965 million and Php584 million as of June 30, 2004 and December 31, 2003, respectively;

•            IAS 32, “Financial Instruments: Disclosure and Presentation”, covers the disclosure and presentation of all financial instruments. The Standard requires more comprehensive disclosures about a company’s financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the company, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the PLDT Group’s financial risk management policies and objectives. The Standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form.

•            IAS 39, “Financial Instruments: Recognition and Measurement”, establishes the accounting and reporting standards for recognizing, measuring, and disclosing information about PLDT Group’s financial assets and financial liabilities. The Standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the PLDT Group should continue to measure financial assets at their fair values, except for loans and receivables held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as “at fair value through profit and loss” and derivatives, which are measured at fair value;

•            IAS 39 also covers the accounting for derivative instruments. The Standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under the Standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in stockholders’ equity until the hedged item is recognized in earnings. We must formally document, designate, and assess the effectiveness of derivative transactions that receive hedge accounting treatment; and

•            SFAS 40/IAS 40, “Investment Property”, prescribes the accounting treatment for investment property which is defined as land and/or building held to earn rentals or for capital appreciation or both. Investment property is initially recognized at cost. Subsequent to initial recognition, investment property is either carried at (i) cost, less accumulated depreciation or any accumulated impairment losses, or (ii) fair value, wherein fair value movements are recognized as income or expense. Transfers to or from investment property classification are made only when there is evidence of a change in use.

The International Accounting Standards Board, or IASB, assumed from the IASC the responsibility for setting the international accounting standards. The standards issued by the IASB are designated as International Financial Reporting Standards, or IFRS. Upon its inception, the IASB also adopted the IAS issued by the IASC. The IASB carried on improvements on certain IAS in preparation for the full adoption of IFRS in 2005. In line with this initiative, the IASB has recently issued revised IAS and IFRS, most of which are to be effective in 2005, as follows:

•            IAS 1 – “Presentation of Financial Statements”;

•            IAS 2 – “Inventories”;

•            IAS 8 – “Accounting Policies, Changes in Accounting Estimates and Errors”;

•            IAS 10 – “Events After Balance Sheet Date”;

•            IAS 16 – “Property, Plant and Equipment”;

•            IAS 17 – “Leases”;

•            IAS 24 – “Related Party Disclosures”;

•            IAS 28 – “Investments in Associates”;

•            IAS 31 – “Investments in Joint Ventures”;

•            IAS 33 – “Earnings Per Share”;

•            IFRS 1 – “First Time Adoption of International Financial Reporting Standards”;

•            IFRS 2 – “Share Based Payment”;

•            IFRS 3 – “Business Combinations”; and

•            IFRS 4 – “Disposal of Non-Current Assets and Presentation of Discontinued Operations”.

We are currently in the process of evaluating the impact of the new and revised standards in our financial statements.

5. Cash and Cash Equivalents

This account consists of:

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
	(in million pesos)
Cash on hand and in banks	2,151	2,627	911	512
Temporary investments	20,222	16,636	11,102	4,766
	22,373	19,263	12,013	5,278

Cash in banks earns interest at prevailing bank deposit rates. Temporary investments are made for varying periods of up to one month depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

6. Receivables – Net

This account consists of receivables from:

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
	(in million pesos)
Customers and carriers	29,656	28,662	22,768	22,603
Others	3,765	2,777	2,157	2,168
	33,421	31,439	24,925	24,771
Less allowance for doubtful accounts	13,880	11,923	10,418	9,031
	19,541	19,516	14,507	15,740

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, with a balance of US$33 million as of June 30, 2004, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse to PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach on its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$5 million (Php297 million) and US$5 million (Php272 million) for the six months ended June 30, 2004 and 2003, respectively. Loss on sale of receivables under the RPD amounted to US$0.65 million (Php37 million) and US$0.84 million (Php45 million) for the six months ended June 30, 2004 and 2003, respectively.

7. Inventories and Supplies – Net

This account consists of:

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
	(in million pesos)
Terminal and cellular phone units	1,855	1,265	188	362
Spare parts and supplies	1,205	1,318	1,201	1,308
Others	435	486	7	80
	3,495	3,069	1,396	1,750
Less allowance for inventory obsolescence	727	648	237	237
	2,768	2,421	1,159	1,513

Spare parts and supplies issued to various projects are included as part of property under construction shown under Note 8 – Property, Plant and Equipment – Net.

8. Property, Plant and Equipment – Net

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Communications satellite	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
Consolidated
At December 31, 2003 (As restated – Note 3)
Cost	117,992	104,391	63,488	25,522	23,545	10,392	5,733	2,619	14,379	368,061
Accumulated depreciation and amortization	(29,410)	(38,561)	(29,081)	(5,072)	(14,217)	(4,479)	(2,507)	(307)	–	(123,634)
Net book value	88,582	65,830	34,407	20,450	9,328	5,913	3,226	2,312	14,379	244,427
Six Months Ended June 30, 2004 (Unaudited)
Opening net book value	88,582	65,830	34,407	20,450	9,328	5,913	3,226	2,312	14,379	244,427
Additions/Transfers – net	3,441	1,620	5,350	171	1,909	47	197	–	(284)	12,451
Disposals/Retirement	(99)	(11)	(4)	(5)	(15)	–	(42)	–	–	(176)
Accumulated depreciation and amortization	(2,707)	(3,504)	(4,467)	(441)	(1,513)	(348)	(258)	(20)	–	(13,258)
Closing net book value	89,217	63,935	35,286	20,175	9,709	5,612	3,123	2,292	14,095	243,444
At June 30, 2004 (Unaudited)
Cost	121,163	105,977	68,904	25,682	25,239	9,473	5,510	2,619	14,095	378,662
Accumulated depreciation and amortization	(31,946)	(42,042)	(33,618)	(5,507)	(15,530)	(3,861)	(2,387)	(327)	–	(135,218)
Net book value	89,217	63,935	35,286	20,175	9,709	5,612	3,123	2,292	14,095	243,444

Non-Consolidated
At December 31, 2003 (As restated – Note 3)
Cost	107,046	103,076	–	23,656	14,606	–	5,410	2,104	12,872	268,770
Accumulated depreciation and amortization	(26,805)	(38,049)	–	(4,183)	(9,089)	–	(2,234)	(258)	–	(80,618)
Net book value	80,241	65,027	–	19,473	5,517	–	3,176	1,846	12,872	188,152
Six Months Ended June 30, 2004 (Unaudited)
Opening net book value	80,241	65,027	–	19,473	5,517	–	3,176	1,846	12,872	188,152
Additions/Transfers – net	2,222	1,548	–	102	976	–	195	1	(1,593)	3,451
Disposals/Retirement	(98)	(11)	–	(5)	(12)	–	(42)	(1)	–	(169)
Accumulated depreciation and amortization	(2,214)	(3,407)	–	(327)	(653)	–	(253)	(9)	–	(6,863)
Closing net book value	80,151	63,157	–	19,243	5,828	–	3,076	1,837	11,279	184,571
At June 30, 2004 (Unaudited)
Cost	109,133	104,601	–	23,748	15,436	–	5,418	2,105	11,279	271,720
Accumulated depreciation and amortization	(28,982)	(41,444)	–	(4,505)	(9,608)	–	(2,342)	(268)	–	(87,149)
Net book value	80,151	63,157	–	19,243	5,828	–	3,076	1,837	11,279	184,571

Substantially all our telecommunications equipment is purchased outside the Philippines. A significant source of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 12 – Long-term Debt). Interest, using an average capitalization rate of 7%, and net foreign exchange losses capitalized to property, plant and equipment for the six months ended June 30, 2004 and 2003 were as follows:

	Consolidated		Non-Consolidated
	Six Months Ended June 30,
	2004	2003	2004	2003
	(Unaudited)
	(in million pesos)
Interest	302	541	250	531
Foreign exchange losses - net	898	635	772	356

As of June 30, 2004 and December 31, 2003, the undepreciated capitalized net foreign exchange losses amounted to Php58,930 million and Php61,028 million, respectively, on a consolidated basis and amounted to Php53,111 million and Php54,661 million, respectively, on a non-consolidated basis.

In June 2003, ACeS Philippines recognized an impairment provision of Php974 million in respect of certain equipment in relation to the business of ACeS International Limited, or AIL, after having determined certain factors which raised substantial doubt about AIL’s ability to continue as a going concern. See Note 9 – Investments for further discussion.

Certain property, plant and equipment have been restated to include the following amounts for capitalized leases as of June 30, 2004 and December 31, 2003:

	June 30, 2004 (Unaudited)			December 31, 2003 (As restated – Note 3)
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)
Consolidated
Cost	315	704	1,019	315	574	889
Less accumulated depreciation	239	256	495	227	153	380
	76	448	524	88	421	509

Non-Consolidated
Cost	308	–	308	308	–	308
Less accumulated depreciation	236	–	236	226	–	226
	72	–	72	82	–	82

The future minimum payments for capitalized leases are as follows as of June 30, 2004:

	Consolidated	Non-Consolidated
Year	(Unaudited)
	(in million pesos)
2004(1)	373	257
2005	403	217
2006	334	217
2007	244	223
Total minimum lease payments	1,354	914
Less amount representing interest	311	285
Present value of net minimum lease payments	1,043	629
Less current portion	373	172
Long-term obligations (Note 13)	670	457

(1) July 1, 2004 through December 31, 2004

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

9. Investments

This account consists of:

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)
	(in million pesos)
Investments in shares of stock:
Cost:
Common	6,668	6,702	25,955	25,955
Preferred	8,344	8,353	18,293	18,292
	15,012	15,055	44,248	44,247
Less cost of investment in Piltel	11,691	11,691	11,691	11,691
	3,321	3,364	32,557	32,556
Accumulated equity in net (losses) income of investees and provision for impairment in value of investment at end of the period	(13,496)	(13,445)	965	584
Less accumulated equity in net losses and provision for impairment in value of investment in Piltel	11,691	11,691	11,691	11,691
Net accumulated equity in net (losses) income
of investees and provision for impairment in value of investment at end of the period (Note 14)	(1,805)	(1,754)	12,656	12,275
Total cost and accumulated equity in net income of investees	1,516	1,610	45,213	44,831
Investment in debt securities – net	56	–	–	–
Total	1,572	1,610	45,213	44,831

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)
	(in million pesos)

Investments in shares of stock:

At equity:
Smart	–	–	42,344	42,018
Mabuhay Satellite	–	–	1,564	1,508
Subic Telecom	–	–	301	348
ePLDT	–	–	327	257
Clark Telecom	–	–	205	177
Telesat	–	–	183	190
SNMI	–	–	111	111
Maratel	–	–	120	96
BCC	–	–	6	74
PLDT Global	–	–	3	3
ACeS Philippines	–	–	–	–
Others	15	53	–	–
	15	53	45,164	44,782
At cost:
Mabuhay Space Holdings Limited, or MSHL, net of permanent decline in value of investment	792	839	–	–
Stradcom International Holdings, Inc.	616	629	–	–
Piltel	–	–	–	–
Others	93	89	49	49
	1,501	1,557	49	49
Total	1,516	1,610	45,213	44,831

The movements in our accumulated equity in net (losses) income of investees can be accounted for as follows:

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)
		(in million pesos)
Beginning balance	(1,754)	(109)	12,275	4,707
Equity in net (losses) income of investees, including goodwill amortization and provision for impairment in value of investment for the period	(43)	(1,618)	11,615	13,008
Dividends received and others	(8)	(27)	(11,234)	(5,440)
Net accumulated equity in net (losses) income of investees and impairment in value of investment	(1,805)	(1,754)	12,656	12,275

Investment in ePLDT

ePLDT was incorporated to serve as the principal corporate vehicle for PLDT’s information and communications technology initiatives and ventures. As of June 30, 2004, ePLDT held interests in a number of businesses, which include:

  Internet Data Center under the brand name VitroÔ;
  100% investment in Vocativ Systems Inc., or Vocativ, a 722-seat call center facility with 677 customer service representatives, or CSRs, that commenced full commercial operations in April 2002 exclusively for clients of a global provider of customer relationship management services. Vocativ is currently expanding its capacity by 369 seat which will become operational by the fourth quarter of 2004;

  100% investment in Parlance Systems, Inc., or Parlance, a 767-seat call center facility with 862 CSRs, that commenced full commercial operations in June 2002 exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements. Parlance is further expanding its capacity by 274 seats to accommodate anticipated increased call volumes from its existing client;

  100% owned subsidiary, mySecureSign, Inc., a principal affiliate of VeriSign, Inc., which is the largest certification authority and issuer of digital certificates worldwide;

  100% owned subsidiary, iPlus Intelligent Network, Inc., which provides IT helpdesk/contact center solutions and terminals for credit, debit and cash card transaction;

  100% owned subsidiary, Sidera Technologies, Inc., which engages in the business of designing and managing reloadable chip-based cards. In March 2003, ePLDT had written off its investment, advances and related assets in Sidera Technologies, Inc. totaling Php213 million;

  99.6% investment in Infocom Technologies Inc., or Infocom, an internet service provider;

  50% investment in ePDS, Inc., a bills printing company, which provides laser printing and enveloping services for statements, bills and invoices, and other value-added services to companies in the Philippines. ePDS, Inc. has an initial paid-up capital of Php11 million. ePDS was incorporated on July 22, 2003, through a joint venture agreement among ePLDT, DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post and G3 Worldwide ASPAC, or Spring, the largest international mail services provider. Datapost and Spring own 30% and 20%, respectively, of the remaining equity interest in ePDS;

  52.09% investment in Digital Paradise, Inc., or DigiPar, an internet café business which assumed the assets and brand of Netopia. Netopia is now one of the largest and fastest growing internet café chain in the country with over 85 branches over 4,000 work stations. ePLDT’s 40% convertible debt in Netopia Computer Technologies, Inc. in 2002 was assigned to DigiPar in exchange for a 41% equity interest in DigiPar in 2003;

  22.5% interest in convertible securities of Stradcom International Holdings, Inc., the parent company of Stradcom Corporation which has an existing concession agreement with the Philippine government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems;

  20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.; and

  20% equity interest in Airborne Access Corporation, a pioneering wireless internet service provider, catering primarily to mobile professionals by delivering wireless internet access to its subscribers through more than 44 wireless access points throughout Metro Manila. Airborne Access Corporation has an initial paid-up capital of Php3 million.

On June 30, 2003, ePLDT sold its 51% interest in Contact World, Inc., a call center facility accommodating 200 seats and assigned its receivables from the same to Service Zone, Inc., a U.S. based call center operator, for a total consideration of US$700,000. Salmat Pty Limited of Australia was our previous joint venture partner in Contact World, a company engaged in the call center business.

On September 10, 2003, ePLDT sold its 45% equity interest in Mind Stream, Inc. to Exceed Learning Institute, Inc. for a total consideration of Php11 million worth of training credits. Mind Stream, Inc. is an information technology or IT learning center under license with the National Institute of Information Technology of India for IT courseware.

Investment in BCC

In 2002 and 2003, PLDT entered into a separate Deed of Assignment of Subscription with Smart and Fort Bonifacio Development Corporation, or FBDC, where Smart and FBDC assigned, transferred and conveyed in favor of PLDT their total subscription of 750,000 common shares and 750,000 preferred shares of BCC and all their interest and rights therein for a total consideration of Php93 million. The assignments include subscription payable aggregating Php68 million. The shares represent 75% of the subscribed capital stock of BCC.

BCC was incorporated primarily to own, construct, establish, maintain, lease and otherwise operate, to the extent allowed by law, communication infrastructure and to provide related services, including but not limited to, value-added services, within the Fort Bonifacio Global City and Villamor Air Base.

Investment in Piltel

Piltel experienced significant operational and financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including its contingent liability to Marubeni Corporation, or Marubeni, arising out of a Build-Transfer Agreement between Piltel and Marubeni.

Under the terms of the debt restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares, which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 14 – Stockholders’ Equity for the terms of the PLDT convertible preferred shares.

In 2003, holders of Piltel’s convertible bonds and bank debt with aggregate amounts of US$1 million (including accretion costs up to June 4, 2001) and US$6 million, respectively, agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amounts were released in exchange for: (1) 92,475 Piltel’s Series K, Class I Convertible Preferred Stocks which were then exchanged for 18,495 PLDT’s Series VI Convertible Preferred Stocks, in respect of the convertible bonds; and (2) 430,400 Piltel’s Series K, Class I Convertible Preferred Stocks which were then exchanged for 86,080 PLDT’s Series VI Convertible Preferred Stocks, in respect of the bank debt. The remaining 50% of the redemption amounts were exchanged for a participation in the “Convertible Notes Facility” and “U.S. Dollar Facility” for the holders of Piltel’s convertible bonds and bank debt, respectively.

Piltel is not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of holders). Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	15-Year Loans	Term Notes Facility	Convertible Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate, or T-Bill Rate, or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate, or PHIBOR, if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank offered rate, or LIBOR, for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Total long-term debt of Piltel amounted to Php23,523 million and Php23,475 million as of June 30, 2004 and December 31, 2003, respectively, with maturities of up to June 14, 2016, which consist of the following:

	June 30, 2004 (Unaudited)		December 31, 2003 (Audited)
		(in millions)
Restructured debt
Philippine Pesos
10 year Tranche B		Php2,164		Php2,166
15 year Tranche C		2,164		2,166
15 year Term Notes Facility		292		293
		4,620		4,625
U.S. Dollars
10 year Tranche B	US$35	1,951	US$35	1,932
15 year Tranche C	35	1,951	35	1,932
15 year Conversion Notes Facility	122	6,832	122	6,768
	US$192	10,734	US$192	10,632
Japanese Yen
10 year Tranche B	JPY7,814	4,037	JPY7,822	4,062
15 year Tranche C	7,814	4,037	7,822	4,062
	JPY15,628	8,074	JPY15,644	8,124
Total		23,428		23,381
Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	52	US$1	51
Liabilities under capital lease		43		43
		Php23,523		Php23,475

As of June 30, 2004, approximately 99.6% of Piltel’s debts have been restructured except for convertible bonds with a principal amount of US$1 million.

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness do not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT.

If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. It cannot be assured that a rehabilitation plan which incorporates the financial terms of the debt restructuring would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, it cannot be assured that Piltel would prove to be viable thereafter and that it will be able to meet obligations, including its obligations owed to PLDT or its affiliates.

As part of the settlement of fees in connection with the debt restructuring, 208 million common shares of Piltel held by PLDT were transferred to Piltel’s financial advisors in 2001 reducing PLDT’s ownership in Piltel’s outstanding common shares to less than 51%. Effective June 27, 2001, Piltel ceased to be treated as a consolidated subsidiary as a result of the reduction of PLDT’s equity interest in Piltel’s common shares from 57.6% to 45.3%. PLDT accounted for its investment in Piltel using the equity method from June 27, 2001 to December 31, 2001. At the end of 2001, the balance of PLDT’s investments in Piltel amounted to Php948 million representing PLDT’s equity in net assets of Piltel as of that date.

Until all amounts owed to creditors participating in the debt restructuring plan have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include amounts owed on Piltel preferred shares owned by PLDT and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms and/or in which the pricing is based on market terms. These severe long-term restrictions significantly impair Piltel’s ability to transfer funds to PLDT. As of June 30, 2004 and December 31, 2003, Piltel had reported a capital deficiency of Php21,430 million and Php22,239 million, respectively.

The ASC approved the adoption of SFAS 28/IAS 28, “Accounting for Investments in Associates,” which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2002. Under SFAS 28/IAS 28, an investment in an associate should be accounted for under the equity method, except when it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent company. Such investments should be accounted for at cost in accordance with the original SFAS 10, “Summary of Generally Accepted Accounting Principles on Investments”. The change in method of accounting for investments in Piltel from equity method to cost method did not have any effect on our financial statements (see New Accounting Standards Effective Subsequent to June 30, 2004, IAS 27, “Consolidated and Separate Financial Statements”).

In addition, PLDT is subject to contractual restrictions in the amount of financial support it can provide to Piltel under the Letter of Support. PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flows from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel subsequent to the US$150 million Letter of Support. The remaining undrawn balance under the Letter of Support was US$50 million, approximately Php2,823 million as of June 30, 2004 and Php2,793 million as of December 31, 2003, respectively after taking into account PLDT’s investments in Piltel as of and subsequent to March 23, 2000. The continued operations of Piltel as a going concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provision of the restructuring agreements as discussed in Note 12 – Long-term Debt.

Piltel wrote down assets aggregating Php13,984 million, Php16,791 million and Php1,438 million in 2001, 2002 and 2003, respectively. With the sustained success of Piltel’s and other cellular operators’ prepaid GSM service, impairment losses of Php13,984 million in 2001 and Php4,737 million in 2002 were recognized pertaining to Piltel’s Advanced Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA networks as the revenues generated from its AMPS/CDMA postpaid and prepaid services could no longer support the cost of operating the network. In addition, impairment losses amounting to Php12,054 million in 2002 and Php1,438 million in 2003 were recorded in respect of its Executive Order, or E.O. 109, assets. Of the E.O. 109 asset impairment in 2002, Php7,742 million was written off on account of the termination of the E.O. 109 limited mobility service in February 2003 as revenues from the E.O. 109 prepaid or limited mobility service, which uses N-AMPS cellular technology, were likewise unfavorably affected by the continued success of Piltel’s and other cellular operators’ prepaid GSM service. The remaining E.O. 109 asset impairment losses of Php4,311 million and Php1,438 million in 2002 and 2003, respectively, pertained to the E.O. 109 fixed wireline network, which brought down the net book value of these assets to their recoverable values, which recoverable values were estimated using the net present value of future cash flows from the E.O. 109 postpaid service.

In 2002, the level of operation of Piltel indicated that it was unlikely that residual amounts may be realized by PLDT from its investments in Piltel. Piltel had a total negative net worth of Php19,100 million as of December 31, 2002 as a result of continuing losses of Piltel and impairment losses in respect of its AMPS/CDMA and E.O. 109 assets aggregating Php16,791 million in 2002. Accordingly, in 2002, PLDT had written down Php1,519 million, representing the balance of PLDT’s investment in Piltel amounting to Php948 million as of December 31, 2001 and Php571 million drawings under the Letter of Support in 2002, and recorded a liability on its balance sheet of approximately Php2,676 million in respect of the undrawn balance of the Letter of Support amounting to US$50 million as of December 31, 2002. See Note 25 – Other Matters for Piltel debt exchange transaction.

Investment of ACeS Philippines in AIL

As of June 30, 2004, ACeS Philippines has a 20% investment in AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012 (see Note 15 – Related Party Transactions).

In 2003, AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL amounting to Php1,614 million and ground station equipment of ACeS Philippines in relation to the business of AIL amounting to Php974 million (see Note 8 – Property, Plant and Equipment).

Investment of Mabuhay Satellite in MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. Under the terms of the JVA, SS/L is required to convey title to the Additional Payload to MSHL in consideration for SS/L’s 35% equity interest in MSHL and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders on a life-term basis to SS/L and had offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among others, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties shall receive title over such number of transponders owned by the joint venture in proportion to their respective interests. Given the temporary nature of the joint venture, Mabuhay Satellite accounts for its investment in MSHL under the cost method.

10. Notes Payable

On April 28, 2003 and May 14, 2003, PLDT issued, at a discount, Php1,600 million and Php400 million One-Year Peso Notes, respectively, under its Php2 billion Peso Notes program registered with the Philippine Securities and Exchange Commission. Net proceeds of the issue totaled Php1,803 million. The Php1,600 million One-Year Peso Note matured on April 22, 2004 and the Php400 million One-Year Peso Note matured on May 11, 2004.

As of June 30, 2004, Vocativ, a wholly-owned call center of ePLDT, had an outstanding Php150 million short-term bank loan facility. It is anticipated that this short-term facility would be repaid from the proceeds of a prospective Php150 million 5-year term loan being arranged by the same lender for Vocativ.

11. Accrued Expenses and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)
		(in million pesos)
Accrued utilities and other expenses (Note 3)	3,987	3,679	1,391	1,315
Accrued interest on various loans (Notes 10 and 12)	2,221	2,302	1,994	2,013
Unearned revenues on sale of prepaid cards	2,239	1,712	466	439
Accrual for payment for unused sick leave and other employee benefits	1,674	2,628	615	653
Accrued taxes and other expenses	764	1,314	156	617
Current portion of provision for onerous contract and assessments (Note 21)	561	394	561	394
Others	1,736	1,425	801	404
	13,182	13,454	5,984	5,835

12. Long-term Debt

This account consists of outstanding indebtedness of the following:

	Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
	(in million pesos)
PLDT	122,717	132,242
Smart	18,790	20,586
Mabuhay Satellite	4,413	4,722
ePLDT	175	105
Maratel	18	26
	146,113	157,681
Less current portion	22,273	23,742
	123,840	133,939

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of our outstanding long-term debt as of June 30, 2004 are as follows:

	U.S. Dollar Loans		JPY Loans		Php Loans	Total
Year	In U.S. Dollar	In Php	In JPY	In Php	In Php	In Php
	(in millions)
Consolidated
2004(1)	150	8,407	2,014	1,040	839	10,286
2005	469	26,349	6,818	3,522	880	30,751
2006	441	24,766	6,816	3,521	826	29,113
2007	476	26,740	3,178	1,642	–	28,382
2008	69	3,898	1,589	821	–	4,719
2009 and onwards	813	42,052	–	–	810	42,862

Non-Consolidated
2004(1)	76	4,297	2,014	1,040	802	6,139
2005	322	18,068	6,818	3,522	780	22,370
2006	305	17,159	6,816	3,521	770	21,450
2007	419	23,540	3,178	1,642	–	25,182
2008	69	3,893	1,589	821	–	4,714
2009 and onwards	813	42,052	–	–	810	42,862

(1) July 1, 2004 through December 31, 2004

PLDT

PLDT’s aggregate outstanding indebtedness is broken down as follows:

Description	June 30, 2004 (Unaudited)		December 31, 2003 (Audited)
	(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	US$378	Php21,266	US$398	Php22,099
Japan Bank for International Cooperation, or JBIC/ Co-financing Banks	55	3,067	65	3,644
Others	116	6,524	136	7,569
	549	30,857	599	33,312
Fixed Rate Notes	1,311	70,000	1,414	75,420
Term Loans	145	8,152	167	9,290
	US$2,005	109,009	US$2,180	118,022
Japanese Yen
JBIC’s Overseas Investment Loan, or OIL	JP¥9,760	5,042	JP¥9,760	5,068
Nippon Export and Investment Insurance of Japan, or NEXI, Supported Loan	1,560	806	–	–
Term Loans	9,095	4,698	10,914	5,668
	JP¥20,415	10,546	JP¥20,674	10,736
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,180		2,180
Term Loans		982		1,304
		3,162		3,484
		122,717		132,242
Less current portion		13,918		15,850
		Php108,799		Php116,392

The effective average interest rates applicable to the above indebtedness are as follows:

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)

Dollar-denominated loans	8.2%	8.1%
Yen-denominated loans	3.3%	2.2%
Peso-denominated loans	14.1%	13.7%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT’s indebtedness.

KfW, a German state-owned development bank, is our largest single creditor. As of June 30, 2004, we owed US$378 million aggregate principal amount of debt to KfW, as follows:

  US$282 million provided under various export credit agency-backed facilities, of which US$185 million was in connection with our expansion and service improvement programs and US$97 million in connection with the US$149 million refinancing facility discussed below; and

  US$96 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$27 million was in connection with the US$149 million refinancing facility discussed below.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$124 million (Php6,974 million) under this facility as of June 30, 2004.

After giving effect to the refinancing facility, US$18 million of our KfW loans will mature in 2004, US$82 million in 2005, US$57 million in 2006, US$78 million in 2007, US$58 million in 2008 and US$85 million in 2009 and onwards. Principal amortization on these loans is generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including JBIC (formerly known as the Export-Import Bank of Japan), the Export-Import Bank of the United States, or Ex-Im Bank, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, Singapore and the United Kingdom, in the aggregate outstanding principal amount of US$171 million and US$201 million as of June 30, 2004 and December 31, 2003, respectively. Of the amounts outstanding under these loans, US$32 million will mature in 2004, US$52 million in 2005, US$42 million in 2006, US$32 million in 2007, US$8 million in 2008 and US$5 million in 2009 and onwards.

Fixed Rate Notes

PLDT has seven series of non-amortizing fixed rate notes outstanding as of June 30, 2004, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$134,245,000	July 31, 1995	9.875%	August 1, 2005
US$164,574,000	June 28, 1996	9.250%	June 30, 2006
US$196,800,000	March 6, 1997	7.850%	March 6, 2007
US$91,388,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under the JBIC’s OIL program. The loan, which was drawn on July 31, 2002, will be amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which JP¥1,560 million was drawn and remained outstanding as of June 30, 2004.

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million will mature on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which
Php360 million matured on June 9, 2003, Php100 million will mature on June 9, 2005, and Php810 million on June 9, 2010.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax, depreciation and amortization, or EBITDA ratio that PLDT on a non-consolidated basis is permitted to maintain during the terms of the respective loans. Approximately US$92 million of these loans was outstanding as of June 30, 2004. The FMO loan will mature on September 1, 2007, and the EKN and ECGD loans on December 31, 2007.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million syndicated multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility was split into two tranches. Tranche A was drawn on June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of the outstanding principal balance of the Japanese yen syndicated term loan which matured on the same date. Tranche B was drawn on December 22, 2003 in the amount of JP¥3,191 million and US$19 million to refinance a portion of US$52 million principal amount outstanding under the U.S. dollar term loan which matured on the same date. US$44 million and JP¥9,095 million of this loan are outstanding as of June 30, 2004. This syndicated facility is amortized semi-annually beginning June 2004 and will mature in December 2006.

US$12 Million Term Loan Facility

On May 29, 2003, PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions und Entwicklungsgesellschaft mbH, of which US$8 million (Php462 million) was drawn as of June 30, 2004. This loan is amortized semi-annually beginning June 2004 in the amount of US$1 million each amortization. US$7 million of this loan is outstanding as of June 30, 2004.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php982 million was outstanding as of June 30, 2004. The loan, which is funded under the JBIC Facility for Private Sector Development of the Development Bank of the Philippines, will mature on October 26, 2005 and since April 2002, is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Covenants

Our debt instruments contain restrictive covenants, including covenants that prohibit us from paying common dividends, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or losses of investees, of not less than 180% or 200%;

  total debt to EBITDA on a non-consolidated basis of not more than 5.0:1 from March 31, 2004 to June 30, 2004, not more than 4.5:1 from September 30, 2004 to December 31, 2004 and not more than 4.0:1 from March 31, 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1;

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

  debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

  debt to free cash flow ratio on a non-consolidated basis of not more than 5.5:1 from March 31, 2004 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT’s debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis calculated in conformity with accounting principles generally accepted in the Philippines. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 4.5:1 in 2004 and not more than 4.0:1 in 2005 and thereafter;

  current ratio ranging from not less than 0.75:1 to 0.9:1; and

  interest coverage ratio of not less than 200%.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of June 30, 2004 and December 31, 2003, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php35,187 million and Php38,441 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 97% of PLDT’s total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. As of June 30, 2004, the peso depreciated by 1% to Php56.176 to US$1.00, from Php55.586 to US$1.00 as of December 31, 2003. The peso has been subjected to significant fluctuations. In 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.767 to US$1.00 on November 27, 2003. During the first half of 2004, the peso appreciated to a high of Php55.142 on January 6, 2004 but depreciated to a low of Php56.429 on March 22, 2004.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios will continue to become more restrictive as the loans near maturity. Inability to comply with our financial ratios and covenants could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after: (a) adding back interest charges, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and (b) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT’s indebtedness outstanding on such calculation date.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation, amortization and non-cash charges (including equity share in net earnings or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (a) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (b) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (x) PLDT’s total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (x) PLDT’s aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT’s outstanding common and Convertible Preferred Stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT’s retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT’s telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

Debt service coverage ratio is the ratio of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred stock issued by Smart, any cash received under PLDT’s Subscriber Investment Plan, or SIP, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date plus (3) PLDT’s closing cash balance as of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date.

Debt to free cash flow ratio is the ratio of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred stock issued by Smart, any cash received under PLDT’s SIP and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:

  incurring additional indebtedness;

  prepaying other debt;

  making investments;

  extending loans;

  extending guarantees or assuming the obligations of other persons;

  paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any lien or security interest;

  permitting set-off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with stockholders and affiliates; and

  entering into sale and leaseback transactions.

Under the indenture of PLDT’s 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT’s ability to (a) incur debt unless its ratio of debt to EBITDA (calculated on a non-consolidated basis based on definitions provided in the same indenture, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (b) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until after December 31, 2004. In addition, under the terms of PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million syndicated term loan facility, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0:1. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock and (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

Under the terms of PLDT’s JPY9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT’s stock that would result in NTT Communications holding less than 14.95% of PLDT’s voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (a) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (b) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart’s GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of both PLDT’s US$145 million multicurrency term facility agreement and JPY5,615 million syndicated term loan facility, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock and (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

•         failure by PLDT to meet certain financial ratio covenants referred to above;

•         the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

•         the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

•         the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

•         the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

•         other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart

Smart’s long-term debt consists of:

	June 30, 2004 (Unaudited)		December 31, 2003 (Audited)
		(in millions)
U.S. Dollars	US$335	Php18,790	US$361	Php20,053
Philippine Pesos		–		533
		18,790		20,586
Less current portion		7,498		7,104
		Php11,292		Php13,482

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

US$224 Million Term Loan Facilities

The loan facilities for Phases 1 to 4 of the GSM network expansion, under which US$84 million was outstanding as of June 30, 2004, are repayable in ten equal semi-annual installments with final repayments due in October 2005 and April 2006.

US$195 Million Term Loan Facility

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans. The US$195 million loans, of which US$101 million was outstanding as of June 30, 2004, are payable over five to six years, with final repayments due in September 2006, March 2007 and June 2007.

Php1 Billion Term Loan Facility

On June 14, 2001, Smart signed its GSM Phase 5A financing of Php1,000 million term loan. The outstanding balance under this facility of Php467 million was prepaid on June 28, 2004.

US$6 Million Term Loan Facility

On September 25, 2001, Smart obtained a US$6 million term loan facility from Electro Banque S.A., which was later on assigned to Alcatel SVF 1999A-Trust fee effective December 3, 2002. The loan facility, of which US$2 million was outstanding as of June 30, 2004, is payable semi-annually, with final repayment due in May 2005.

US$11 Million Term Loan Facility

On October 26, 2001, Smart obtained a US$11 million term loan facility from Credit Lyonnais S.A., of which the undrawn balance of US$4 million was cancelled upon expiry of the availability period on April 26, 2003. The loan facility, comprised of three tranches, of which US$4 million was outstanding as of June 30, 2004, is payable semi-annually with final repayments due in January 2007, November 2007 and May 2008.

US$100 Million Term Loan Facility

On December 13, 2001, Smart signed its GSM Phase 5B financing of US$100 million, of which US$51 million was outstanding as of June 30, 2004. The loan is payable over five years with final repayment due in September 2006.

Php300 Million Term Loan Facility

On January 9, 2002, Smart signed a loan facility in the amount of Php300 million. This loan has been fully drawn and is payable quarterly with final repayment in February 2007. However, the outstanding balance of Php280 million was prepaid on November 4, 2003.

US$7 Million Term Loan Facility

On April 14, 2002, for the purpose of financing the purchase of certain equipment, Smart obtained a US$7 million term loan facility from Bayerische Hypo-und Vereinsbank Aktiengesellschaft pursuant to the standard loan agreement No. 1 dated August 14, 2002 under the €50 million Framework Agreement for the financing of individual export contracts dated November 8 and 13, 2001. The loan, which has an outstanding balance as of June 30, 2004 of US$5 million, is payable semi-annually with final repayment due in September 2007.

US$100 Million Term Loan Facility

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003. Smart availed of the US$40 million remaining balance on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007.

Facilities under GSM Phases 1 to 4, the Finnish Export Credit plc tranche of GSM Phase 5A facility and GSM Phase 5B facility are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk. The NEXI Supported Untied term loan facility is covered by NEXI for 97.5% of political risk and 50% of commercial risk.

Interest on Smart’s dollar-denominated loans is either fixed or based on LIBOR plus premium.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred stock, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 31, 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. On May 26, 2004, after obtaining the relevant waivers from Finnvera and certain of its lenders prior to actual payment, Smart paid a dividend of Php11,280 million to PLDT, equivalent to 70% of Smart’s 2003 net income. In June 2003, after receiving similar approvals from Finnvera and certain lenders, Smart paid dividends in the amount of Php4,300 million to PLDT, representing 70% of Smart’s 2002 net income and in the amount of Php1,866 million in November 2003, equivalent to the remaining 30% of Smart’s 2002 net income. Smart made its first dividend payment of Php1,540 million to PLDT in December 2002 representing 40% of Smart’s net income in 2001.

Smart’s debt instruments also contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt-to-equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

  cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

  failure by Smart to comply with certain financial ratio covenants;

  any reduction in PLDT’s ownership of Smart’s shares below 51% of the total of each class of Smart’s issued shares;

  any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and

  the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart’s ability to enter into transactions with affiliates except on arm’s-length terms and for valuable consideration.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	June 30, 2004 (Unaudited)		December 31, 2003 (Audited)
	(in millions)
U.S. Dollars
Credit Agreement	US$37	Php2,050	US$42	Php2,319
Omnibus Agreement	42	2,362	43	2,403
	79	4,412	85	4,722
Less current portion	14	777	13	713
	US$65	Php3,635	US$72	Php4,009

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Ex-Im Bank to finance a portion of the cost of purchasing the Agila II Satellite. In 2003, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellites’s US$42 million debt with them by extending the maturity of the loan by 1 and ½ years to July 15, 2007 and reducing the interest rate by 1%, to 5.6% from 6.6%. The revised repayment terms have been approved by the majority of the local creditor banks. Subsequently on January 15, 2004, Mabuhay Satellite paid US$5 million in principal amortization, thereby reducing its debt under this agreement to US$37 million.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$39 million (Php2,186 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$42 million
(Php2,362 million), which will mature on various dates from 2004 to 2007.

As security, Mabuhay Satellite has constituted in favor of the Banks:

  A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

  An assignment of its rights under its purchase contract for the satellite system;

  An assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and

  An assignment of the applicable proceeds of insurance to be taken on the satellite system.

The Credit and Omnibus Agreements impose negative covenants which, among others, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million with a grace period of one year. The loan facility was fully drawn as of December 31, 2002. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an associate with a carrying value of Php629 million as of June 30, 2004 and a deed of assignment of receivables of a subsidiary from a foreign customer. As of June 30, 2004, the outstanding balance of this loan amounted to Php75 million, of which Php45 million will mature in 2005.

The loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares pledged.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into another three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. Php100 million was drawn from the facility and remained outstanding as of June 30, 2004. The loan shall be repaid in nine equal quarterly installments starting March 2005 and will end in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement on a parcel of land with a carrying value of Php279 million as of June 30, 2004.

The loan agreement also imposes special covenants which, among other things, restrict ePLDT in regard to voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the property pledged.

The loan agreement also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The financial tests under the agreement include, among others, compliance with a current ratio of not less than 1:1, an interest coverage ratio of not less than 1.5:1, debt to equity ratio of not more than 1.50:1, and a debt service coverage ratio of not less than 1.1:1. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As of June 30, 2004, ePLDT has complied with all of its financial covenants.

Maratel

Maratel’s long-term debt consists of a Php60 million loan obtained on October 20, 1997 and a Php19 million loan drawn on July 19, 1999. The Php60 million loan carries an interest rate ranging from 11.5% to 11.7% per annum and will mature on October 16, 2005, while the Php19 million loan bears a fixed interest rate of 14.7% per annum and will mature on various dates until November 15, 2004. As of June 30, 2004, the outstanding balances of these loans totaled Php18 million, of which Php7 million will mature in 2004.

13. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)
		(in million pesos)
Provision for onerous contract and assessments – net of current portion (Notes 11 and 21)	3,805	3,632	3,805	3,632
Accrual of capital expenditures under long-term financing (Note 20)	3,752	3,130	3,752	3,130
Liability under Letter of Support (Note 9)	2,823	2,793	2,823	2,793
Customers’ deposits	2,216	2,194	1,933	1,927
Advance payment under a receivable purchase facility (Note 6)	1,848	2,058	1,848	2,058
Related party (Note 15)	–	–	4,186	–
Capital lease liability – net of current portion (Notes 3, 8, and 20)	670	692	457	500
Others	416	512	380	404
	15,530	15,011	19,184	14,444

14. Stockholders’ Equity

The movement of PLDT’s capital account follows:

			Preferred Stock - Php10 par value
	Common Stock – Php5 par value		Series A to EE	III	IV	V	VI	VII
	No. of Shares	Amount		No. of Shares					Total Preferred Stock	Amount
	(in million shares and pesos)
Authorized	234	Php1,170							823	Php8,230
Outstanding
Balance at January 1, 2003	169	Php847	406	5	36	3	4	4	458	Php4,584
Issuance	–	–	5	–	–	–	–	–	5	53
Conversion	–	–	(1)	–	–	–	–	–	(1)	(21)
Balance at December 31, 2003 (Audited)	169	Php847	410	5	36	3	4	4	462	Php4,616

Balance at January 1, 2004	169	Php847	410	5	36	3	4	4	462	Php4,616
Issuance	–	–	–	–	–	–	–	–	–	4
Conversion	–	1	(1)	–	–	–	–	–	(1)	(9)
Balance at June 30, 2004 (Unaudited)	169	Php848	409	5	36	3	4	4	461	Php4,611

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to EE 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one (1) year from the last day of the year of issuance of a particular series of SIP 10% Cumulative Convertible Preferred Stock any holder of such series may convert all or any of the shares of such SIP 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of the Corporation, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there shall have been no such sales on such PSE on any day, the average of the bid and the asked prices of a share of Common Stock of the Corporation at the end of such day on such Exchange, in each such case averaged over a period of thirty (30) consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which as of June 30, 2004, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of SIP 10% Cumulative Convertible Preferred Stock shall be determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Capital Stock at anytime outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Capital Stock shall be proportionately decreased or increased, as the case may be and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Capital Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of thirty (30) trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Capital Stock, or in case of any consolidation or merger of the Corporation with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in it sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to EE 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 27, 2004, the Board of Directors designated 1 million shares of serial preferred stock as Series EE 10% Cumulative Convertible Preferred Stock for issuance throughout 2004.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events; and are not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 per share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

As of June 30, 2004, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stocks are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII PLDT Convertible Preferred Stocks is convertible at any time at the option of the holder into one PLDT’s common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted common shares have the option to sell such common shares back to PLDT for Php1,700 per share, US$36.132 per share and JP¥4,071.89 per share for Series V, VI and VII, respectively. As of June 30, 2004, PLDT would be obligated to pay up to Php4,379 million, US$169 million and JP¥15,644 million under the put option if all the outstanding shares of Series V, VI and VII Convertible Preferred Stocks will be mandatorily converted and all the underlying shares of common stock will be put to PLDT. A total of 676,571 shares of Series V and VI Convertible Preferred Stocks have been converted to PLDT’s common stock as of June 30, 2004.

The aggregate value of the put option based on outstanding shares as of June 30, 2004 was Php22,131 million while the market value of the underlying shares of common stock was Php12,859 million based on the market price of PLDT’s common stock of Php1,150 per share as of June 30, 2004.

The preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On January 27, 2004, the Board of Directors approved the dividend declaration of: (a) Php12.29 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2004, to the holders of record as of February 17, 2004; and (b) Php1.00 per outstanding share of Series DD 10% Cumulative Convertible Preferred Stock payable on February 27, 2004, to the holders of record as of February 12, 2004 and Series CC 10% Cumulative Convertible Preferred Stock payable on March 31, 2004, to the holders of record as of February 25, 2004. On February 19, 2004, the Board of Directors approved the dividend declaration of: (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock payable on April 15, 2004, to the holders of record as of March 17, 2004; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock payable on April 15, 2004, to the holders of record as of March 17, 2004; (c) US$0.09925 per outstanding share of Series VI Convertible Preferred Stock payable on April 15, 2004, to the holders of record as of March 17, 2004; and (d) JPY10.179725 per outstanding share of Series VII Convertible Preferred Stock payable on April 15, 2004, to the holders of record as of March 17, 2004. On May 4, 2004, the Board of Directors approved the dividend declaration of Php12.42 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on June 15, 2004, to the holders of record as of May 26, 2004. On June 8, 2004, the Board of Directors approved the dividend declaration of: (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock, payable on July 15, 2004, to the holders of record as of June 25, 2004; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock, payable on July 15, 2004, to the holders of record as of June 25, 2004; (c) US$0.09925 per outstanding share of Series VI Convertible Preferred Stock, payable on July 15, 2004, to the holders of record as of June 25, 2004; and (d) JPY10.179725 per outstanding share of Series VII Convertible Preferred Stock, payable on July 15, 2004, to the holders of record as of June 25, 2004. On June 29, 2004, the Board of Directors approved the dividend declaration of Php1.00 per outstanding share of Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock, payable on August 31, 2004, to the holders of record as of July 28, 2004.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or ESOP, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million common stock of PLDT have been reserved as underlying shares of options under the ESOP.

Movements in the number of stock option plan outstanding are as follows:

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Beginning balance	900,118	1,226,395
Exercised shares	(79,392)	–
Cancelled	(20,162)	(326,277)
Ending balance	800,564	900,118

Since the date of the grant on December 10, 1999 up to December 31, 2003, there were no officers or executives who exercised their options. Instead, there were cancellations of options due to officer resignations and retirements of officers and executives.

As of June 30, 2004, 79,392 shares were exercised by certain officers and executives at an exercise price of Php814 per share.

Retained Earnings

This account consists of:

	Six Months Ended June 30,
	2004	2003
	(Unaudited)
	(in million pesos)
Appropriated for plant expansion and higher replacement costs	435	435
Unappropriated	49,846	38,663
	50,281	39,098

The most recent dividend declaration made by PLDT in respect of its common stock was in March 2001. PLDT continues to pay dividends in respect of its preferred stock. The current policy of PLDT is to determine its ability to declare and pay dividends, taking into consideration the interests of its stockholders as well as PLDT’s working capital, capital expenditure and debt service requirements. Also taken into account are the prohibitions and restrictions under certain of PLDT’s debt instruments with respect to the declaration and payment of dividends. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The unappropriated retained earnings balance of PLDT as of June 30, 2004 and December 31, 2003 includes net accumulated equity in net income of investees of Php12,656 million and Php12,275 million, respectively, which are not available for distribution as dividends until declared by the investees.

15. Related Party Transactions

Companies within the PLDT Group are engaged in arm’s-length transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available to unrelated parties.

Transactions with/between Related Parties

A description of major transactions with/between related parties is as follows:

a. Telecommunications Services Provided within the PLDT Group

Telecommunications carriers within the PLDT Group have existing intercompany agreements, such as interconnection agreements and connectivity service agreements for leased lines, with one another under terms similar with those agreed with other telecommunications providers outside the PLDT Group (see Note 25 – Other Matters).

b. Transponder Lease Agreement between PLDT and Mabuhay Satellite

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. Originally, the lease covered fourteen (14) C-band transponders. However, on December 18, 2000, PLDT terminated the transponder Lease Agreement with respect to four transponders which service was interrupted and not restored resulting in PLDT’s inability to access and use the transponders. This was further reduced to eight C-band transponders on December 18, 2002 and to seven C-band transponders on July 1, 2003. The annual basic rent for the transponders is approximately US$13 million with US$1.8 million annual lease per transponder.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite’s: (i) transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and (ii) grant of a continuing security interest of first priority in all of Mabuhay Satellite’s rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995 as amended.

Total fees under this agreement amounted to Php341 million and Php385 million for the six months ended June 30, 2004 and 2003, respectively. Outstanding obligations of PLDT under this agreement amounted to Php26 million as of June 30, 2004 and December 31, 2003.

c. Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a Facilities Management Agreement with Piltel under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunication and E.O. 109 network operations and services, including E.O. 109 fixed line build-out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel’s regional telecommunication services in Baguio, Puerto Princesa, Masbate, and Boac and E.O. 109 services in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah in Mindanao.

Under the agreement, PLDT also undertakes the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel’s regional telecommunication services in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. All third party invoices will be passed on to Piltel at cost, including value-added tax.

The agreement supersedes the Facilities Management Agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate. This new agreement is effective for three years from July 2001 to July 2004.

Total management fees under this agreement amounted to Php35 million and Php41 million for the six months ended June 30, 2004 and 2003, respectively. Outstanding receivables of PLDT under this agreement amounted to Php367 million and Php329 million as of June 30, 2004 and December 31, 2003, respectively.

d. Facilities Management Agreement between Piltel and Subic Telecom

On September 5, 2001, Piltel and Subic Telecom entered into a Facilities Management Agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of Php44 for repairs and maintenance. All third party invoices are passed on to Piltel at cost, including value-added tax.

This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom as of May 29, 2000. This new agreement is effective for three years until September 2004.

Total management fees under these agreements amounted to Php11 million for the six months ended June 30, 2004 and 2003. Outstanding receivables of Subic Telecom under this agreement amounted to Php51 million and Php11 million as of June 30, 2004 and December 31, 2003, respectively.

e. Agreements between Smart and Piltel

In connection with the integration of their operations, Smart and Piltel have entered into the following agreements:

•            An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase. Co-location expenses under this agreement amounted to Php80 million and Php53 million for the six months ended June 30, 2004 and 2003, respectively. In December 2003, Smart made an advance payment of co-location fees under this agreement amounting to Php783 million covering the period from January 1, 2004 up to December 31, 2008. The advance payment was based on the rate applicable to 2003 on which the annual escalation rate was applied over the five-year period and discounted at 10%;

•         An agreement whereby Smart manages the operation of Piltel’s cellular system. This agreement is divided into three sub-agreements as follows:

    A Facilities Management Agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel’s existing cellular system. Piltel pays Smart a fixed monthly fee of Php4 million and a variable monthly fee of Php13,735 per site covered by the agreement. Additional fees of Php186,878 per month and Php624 per site per month are payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel’s prepaid wireless telecommunications network in the E.O. 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental. In November 2003, the agreement was further amended to eliminate the monthly fixed costs of Php4 million and the additional fees of Php186,878 per month and increase the monthly variable cost to Php27,470 per site and the additional fees to Php1,248 per site per month;

    A Customer Service Management Agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular system to Smart for a fixed monthly fee of Php9 million and a variable cost of Php17 per prepaid cellular subscriber. An additional fee of Php399,926 per month and Php1 per prepaid subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

    An Administrative Support and Management Services Agreement under which Smart provides administrative support and services to Piltel including payroll administration and training, finance and financial accounting, audit, legal, purchasing and materials management, public affairs, information technology, rates and tariffs administration, sales and marketing, product development and carrier services for a fixed monthly fee of Php8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

This agreement was amended in December 2002 to include the provision of sales and distribution services for Piltel’s products and services. Piltel pays Smart the residual percentage discount between Piltel’s prescribed distributor discount rate and the discount rate that Smart gives to its retailers and wholesalers for the sale of prepaid cards and the residual commission between Piltel’s prescribed discount and the discount that Smart extends to its retailers and wholesalers for phonekit and SIM pack sales.

Total management fees under the three sub-agreements totaled Php460 million and Php346 million for the six months ended June 30, 2004 and 2003, respectively. Under these agreements, outstanding receivables of Smart as of June 30, 2004 and December 31, 2003 amounted to Php221 million and Php906 million, respectively.

•            A Facilities Service Agreement under which Piltel accesses Smart’s existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel’s revenues, net of interconnection expenses. Total facility fees under this agreement amounted to Php2,814 million and Php1,823 million for the six months ended June 30, 2004 and 2003, respectively. Under this agreement, outstanding receivables of Smart amounted to Php1,219 million and Php633 million as of June 30, 2004 and December 31, 2003, respectively.

•            A Billing Service Agreement for the printing and delivery of the billing statements of Piltel’s LEC subscribers. Under the agreement, Piltel agrees to pay Smart an average of Php4.60 per bill printed and an average of Php5.40 per bill delivered. Total fees under this agreement amounted to Php3 million and Php2 million for the six months ended June 30, 2004 and 2003, respectively.

f. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite (assigned and transferred to AIL), as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on the commercial operations date, which has been set as January 1, 2002. The commercial operations date is defined as the earlier of:

•         the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

•         the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the on-going negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement following the lapse of the November 15, 2003 deadline set for the negotiation of a revised Air Time Purchase Agreement. On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. See Note 21 – Provisions and Contingencies for further discussion.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

•         authorize distributors to resell ACeS services in the Philippines upon prior approval from PT Asia Cellular Satellite; and

•         appoint agents to solicit and bill PLDT’s or its authorized distributors’ subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL all of PT Asia Cellular Satellite’s rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various other banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

g. Agreements between Smart and Mabuhay Satellite

Smart entered into transponder lease agreement with Mabuhay Satellite for the use of transponders aboard its satellite, Agila II. The monthly rent for the transponders is on a tiered-pricing scheme per megahertz based on the actual usage of Smart.

Total fees under this agreement amounted to Php49 million and Php24 million for the six months ended June 30, 2004 and 2003, respectively. Outstanding obligations of Smart under this agreement amounted to Php10 million and Php13 million as of June 30, 2004 and December 31, 2003, respectively.

h. Agreements between Smart and ACeS Philippines

On July 18, 2000, Smart entered into a Service Distribution Agreement with ACeS Philippines under which ACeS Philippines appointed Smart as an authorized service provider of ACeS Global Mobile Personal Communication by Satellite Services, or GMPCS Services, in the Philippines having the task of exerting its best efforts to market and sell access to usage of the said services to prospective subscribers.

An amendment to this Service Distribution Agreement was made on February 16, 2001, whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue sharing formula. ACeS Philippines shall in turn pay Smart’s charges for the payphone-related services.

Also on February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement, with ACeS Philippines. In exchange for its services, Smart shall receive fixed and variable monthly fees from ACeS Philippines. Under the FMA, Smart undertakes the management, maintenance and operation of the ACeS GMPCS Services, which are currently ready and available for actual use or operation. Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, AIL relations and other support services.

Total fees under these agreements, net of ACeS’ share, amounted to Php41 million and Php36 million for the six months ended June 30, 2004 and 2003, respectively. Smart’s outstanding obligation to ACeS amounted to Php36 million as of June 30, 2004 while Smart had no outstanding obligation as of December 31, 2003.

h. Other Transactions

Equity investments in subsidiaries and associates are discussed in Note 9 – Investments.

The following is a summary of related party accounts with subsidiaries eliminated from the consolidated balance sheets as of June 30, 2004 (unaudited) and December 31, 2003 (audited) and from the consolidated statements of income for the six months ended June 30, 2004 and 2003 (unaudited):

	2004	2003
	(in million pesos)
Balance Sheets:
Receivables – net	4,702	8,269
Other noncurrent assets	4,272	86
Accounts payable	1,725	5,060
Accrued expenses and other current liabilities	130	367
Deferred credits and other noncurrent liabilities	7,119	2,928

	2004	2003
	(in million pesos)
Statements of Income:
Wireless revenues	478	382
Fixed line revenues	340	197
Information and communications technology revenues	132	15
Rent expense	694	397
Maintenance expense and others	312	197
Other income – net	56	9

The following is a summary of related party accounts with Piltel as of June 30, 2004 (unaudited) and December 31, 2003 (audited) and for the six months ended June 30, 2004 and 2003:

	2004	2003
	(in million pesos)
Balance Sheets:
Payables – net	857	1,214
Statements of Income:
Wireless revenues	2,088	1,199
Fixed line revenues (expenses)	9	(83)
Miscellaneous income	506	387

Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 10% of the common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest in PLDT or its subsidiary, as of June 30, 2004 and December 31, 2003 and for the six months ended June 30, 2004 and 2003 are as follows:

a. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on December 31, 2003, under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000;

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php146 million and Php147 million for the six months ended June 30, 2004 and 2003, respectively. As of June 30, 2004 and December 31, 2003, outstanding obligations of PLDT amounted to Php31 million and Php40 million, respectively.

b. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2003, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2003.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php214 million and Php147 million for the six months ended June 30, 2004 and 2003, respectively. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php119 million and Php228 million as of June 30, 2004 and December 31, 2003, respectively.

c. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are directly paid to Malayan. Total payments to Gotuaco and Malayan covering the 12-month period ending July 31, 2004 amounted Php324 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

16. Employees’ Benefit Plans

PLDT

PLDT has a trustee-managed, non-contributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

PLDT’s actuarial valuation is done on an annual basis. Based on the latest actuarial valuation dated February 2004, the actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2003:

(in million pesos)
Actuarial accrued liability	(5,971)
Assets at fair value	3,927
Unfunded actuarial accrued liability	(2,044)
Unrecognized:
Net transition liability	2,296
Net experience adjustment	1,535
Prepaid pension cost as of December 31, 2003	1,787
Accrual of pension cost	(302)
Contributions	418
Prepaid pension cost as of June 30, 2004	1,903

The weighted average assumptions used to determine pension benefits for 2004 are as follows:

2003
Discount rate	9%
Rate of increase in compensation	7%
Rate of return on plan assets	9%

Net pension cost was computed as follows:

	Six Months Ended June 30,
	2004	2003
	(Unaudited)
	(in million pesos)
Normal cost	176	234
Interest cost	16	20
Amortization of:
Unrecognized net transition liability	76	82
Unrecognized net experience adjustments	34	(8)
	302	328

In addition to PLDT’s cash contribution in relation to the manpower rightsizing program in June 2003, PLDT contributed to the PLDT BTF its investment in convertible notes of Unilink and a real property in Makati City.

Smart

Smart has a trustee-managed, tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period.

In October 2003, Smart’s board of directors approved enhancements to the retirement plan. The enhanced retirement plan gives a member the option to contribute to the fund up to a maximum of 10% of his monthly salary. On top of its current contribution, Smart will provide an additional contribution up to 50% of the member’s contribution, depending on his tenure in the company.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

Contributions by Smart to the Provident Plan charged to operations amounted to Php45 million and Php35 million for the six months ended June 30, 2004 and 2003, respectively.

17. Other Expenses – Net

This account consists of:

	Consolidated		Non-Consolidated
	Six Months Ended June 30,
	2004	2003	2004	2003
	(Unaudited)
	(in million pesos)
Hedge cost and foreign exchange losses – net (Notes 12 and 23)	746	663	625	508
Manpower rightsizing cost, or MRP (Note 16)	187	1,411	183	1,411
Miscellaneous expenses – net (Notes 11 and 21)	117	2,550	255	1,445
	1,050	4,624	1,063	3,364

Over the past years, PLDT has been implementing MRP in line with its continuing effort to reduce the cost base of the fixed line business. The MRP cost charged to operations in the first half of 2004 and 2003 amounted to Php183 million and Php1,411 million, representing 258 and 1,681 employees affected by the program, respectively; unrecognized past service costs, which are normally amortized over the estimated remaining working lives of employees, in respect of employees who availed of the manpower reduction program are recognized as loss on settlement.

The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP was implemented under the New Labor Code and is in compliance with all other relevant labor laws and regulations.

18. Income Taxes

The net components of deferred income tax recognized in the balance sheets follow:

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)
		(in million pesos)
Net assets	663	244	–	–
Net liabilities	(6,246)	(5,988)	(6,246)	(5,988)

The components of net deferred tax assets and liabilities are as follows:

	Consolidated		Non-Consolidated
	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)	June 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 3)
	(in million pesos)
Net assets – net:
Allowance for doubtful accounts	659	634	–	–
Unearned revenues on sale of prepaid cards	542	394	–	–
Allowance for inventory losses	188	189	–	–
Unamortized past service cost	6	6	–	–
Interest charges capitalized –net of amortization	(528)	(555)	–	–
Foreign exchange differential capitalized – net of depreciation	(507)	34	–	–
Provisions for unrealizable assets	–	13
Others	303	(471)	–	–
	663	244	–	–

Net liabilities – net:
Allowance for doubtful accounts	3,334	2,890	3,334	2,890
Unamortized past service cost	1,132	1,139	1,132	1,139
Provisions for unrealizable assets	451	451	451	451
Unearned revenues on sale of prepaid cards	149	140	149	140
Allowance for inventory losses	76	76	76	76
Accrued business tax and others	52	90	52	90
Foreign exchange differential capitalized – net of depreciation	(5,718)	(4,972)	(5,718)	(4,972)
Interest charges capitalized – net of amortization	(4,664)	(4,766)	(4,664)	(4,766)
Taxes and duties capitalized – net of amortization	(614)	(646)	(614)	(646)
Others	(444)	(390)	(444)	(390)
	(6,246)	(5,988)	(6,246)	(5,988)

The benefit of NOLCO amounting to Php2,146 million as of June 30, 2004 can be claimed as deductions against taxable income until 2006.

Provision for income tax consists of:

	Consolidated		Non-Consolidated
	Six Months Ended June 30,
	2004	2003	2004	2003
	(Unaudited)
	(in million pesos)
Current	4,187	1,178	–	–
Deferred	(167)	(32)	215	(401)
	4,020	1,146	215	(401)

The current provision for income tax-current for the six months ended June 30, 2004 and 2003, on a consolidated basis, mainly represents the subsidiaries’ income tax under the regular corporate income tax. The benefit of MCIT as of June 30, 2004 can be claimed as deductions against income tax payable until 2006.

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	Consolidated		Non-Consolidated
	Six Months Ended June 30,
	2004	2003	2004	2003
	(Unaudited)
	(in million pesos)
Provision at statutory tax rate	5,135	868	3,911	443
Tax effects of:
Income not subject to tax	(1,298)	(2,356)	(3)	(3)
Income subject to final tax	(172)	(113)	(56)	(48)
Income subject to lower tax rate	(66)	(45)	–	–
Non–deductible expenses	184	660	78	231
Equity share in net losses (income) of investees	14	517	(3,715)	(1,024)
Others	223	1,615	–	–
Actual provision for (benefit from) income tax	4,020	1,146	215	(401)

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises while Clark Telecom is registered as a Clark Special Economic Zone Enterprise under R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite, Subic Telecom and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to a three-year tax holiday up to May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

Smart’s deferred income tax assets and liabilities as of June 30, 2004 and December 31, 2003 have been reduced to the extent that part or all of that deferred tax assets are no longer probable to be utilized.

As of June 30, 2004 and December 31, 2003, tax incentives availed amounted to Php4,611 million and Php4,130 million, respectively.

19. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	Six Months Ended June 30,
	2004		2003
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Net income	12,008	12,008	1,785	1,785
Less dividends on preferred shares	882	559	847	847
Net income applicable to common shares	11,126	11,449	938	938

	(In Thousands, Except Per Share Amounts)
Outstanding common shares, beginning	169,516	169,516	169,361	169,361
Effect of issuance of common shares during the period	40	40	24	24
Weighted average number of shares under ESOP during the period	–	49	–	–
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series A to EE	–	4,431	–	–
Preferred Stock Series V	–	2,576	–	–
Preferred Stock Series VI	–	4,764	–	–
Preferred Stock Series VII	–	3,842	–	–
Weighted average number of common shares, end	169,556	185,218	169,385	169,385
Earnings per common share	Php65.62	Php61.81	Php5.54	Php5.54

Series A to EE, V, VI and VII Convertible Preferred Stocks were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under ESOP, and compared against the basic EPS. Since the amount of dividends on the Series A to EE, V, VI and VII Convertible Preferred Stocks over its equivalent number of common shares decreased the basic EPS, these Convertible Preferred Stocks were deemed dilutive.

20. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of June 30, 2004:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term debt obligations	146,113	22,236	70,734	20,885	32,258
Long-term lease obligations:
Operating lease	5,433	1,304	2,362	924	843
Capital lease	1,354	532	657	165	–
Unconditional purchase obligations(1)	12,587	3,615	2,256	2,784	3,932
Other long-term obligations	22,131	–	–	14,049	8,082
Total contractual cash obligations	187,618	27,687	76,009	38,807	45,115

(1) The amounts disclosed in the table above are based on the original Air Time Purchase Agreement with AIL. In 2003, a Standstill Agreement was executed to cover, among other matters, the amended minimum and supplemental air time payment provisions for the year 2003.

For a discussion of our long-term debt obligations, see Note 12 – Long-term Debt.

Long-term Operating Lease Obligations

Transponder Lease Agreement. As discussed in Note 15 – Related Party Transactions, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995 as amended on May 10, 2000. This agreement is for a period of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders was US$13 million as of June 30, 2004, and PLDT’s aggregate remaining obligation under this agreement was approximately Php2,477 million as of that date.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 15 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of June 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php128 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of June 30, 2004, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php36 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under the agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of June 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php55 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php2,666 million as of June 30, 2004 in respect of office and cell site rentals with over 2,000 lessors nationwide.

Long-term Capital Lease Obligations.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of June 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php914 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair have made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then to seek a mutually acceptable agreement, no amenable arrangement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. As of the date of this report, the DOJ has not yet responded to the DOTC’s referral. As of June 30, 2004, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php144 million and Php 508 million, respectively.

Other Long-term Capital Lease Obligations. The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart has capital lease obligations aggregating Php436 million in respect of office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 15 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of the commercial operations of the Garuda I satellite. In the event AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

As of June 30, 2004, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php12,030 million. See Note 15 – Related Party Transactions and Note 21 – Provisions and Contingencies for further details relating to the Air Time Purchase Agreement with AIL.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the Agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$40,000 and for contract years 5-7 (September 2004-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter. As of June 30, 2004, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php18 million pertaining to annual support fee.

Effective July 1, 2004, Verisign has agreed to amend the Agreement and issued Addendum 8 as extension of Addendum 6. Annual support fee for year 5 (September 2004 to August 2005) will remain at US$40,000 and affiliate revenue sharing rates will remain at 25%.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, a wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. Effective March 30, 2004, I-Contact has agreed to amend the Contract and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact. As of June 30, 2004, iPlus’ aggregate remaining obligation under this agreement was US$0.45 million (approximately Php25 million).

Other Unconditional Purchase Obligations. The PLDT Group has various purchase contracts for periods ranging from two to three years covering the use of a fraud management system and satellite hub and remote very small aperture terminal, or VSAT, network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 9 – Investments and Note 14 – Stockholders’ Equity, as of June 30, 2004, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 59 million shares of Series K Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

Each share of Series V, VI, and VII Convertible Preferred Stocks is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share for Series V, VI and VII, respectively.

As of June 30, 2004, 145,320 shares of Series V Convertible Preferred Stock and 531,251 shares of Series VI Convertible Preferred Stock had been converted to PLDT’s common shares. The aggregate value of the put option based on outstanding shares as of June 30, 2004 was Php22,131 million, of which Php14,049 million is payable on June 4, 2008 and Php8,082 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying share of common stock was Php12,859 million, based on the market price of PLDT’s common stock of Php1,150 per share as of June 30, 2004.

Commercial Commitments

As of June 30, 2004, our outstanding commercial commitments, in the form of letters of credit, amounted to Php5,099 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In August 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia for the purchase of additional equipment to expand its GSM cellular network. The US$200 million MPO was completed in November 2003. On May 30, 2003, Smart entered into a Technical Support Services Agreement, or TSSA, with Nokia in the amount of US$8 million. This TSSA has been fully served as of December 31, 2003.

In January 2004, Smart signed a new MPO in favor of Nokia amounting to US$117 million (Phase 7 under the Frame Supply Contract between Smart and Nokia). Smart is, however, under no legal obligation to incur these expenditures.

On June 23, 2004, Smart signed a TSSA with Nokia in the amount of US$10 million which is valid until December 31, 2004.

As of June 30, 2004, Smart had no guarantee obligations, standby repurchase obligations or other commercial commitments.

21. Provisions and Contingencies

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As of June 30, 2004, PLDT has paid, since 1994, a total amount of Php1,483 million in SRF, of which Php1,301 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, now stands submitted for decision.

Smart has similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments amounted to Php122 million in 2003 and Php114 million in 2002.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our financial statements as of June 30, 2004.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. No. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. No. 7082.

PLDT believes, based on the opinion of its legal counsel, that Public Telecommunications Policy Act, or R.A. No. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. No. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. No. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. No. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business tax from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was not exempt from the local franchise tax. Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has taken steps to arrive at compromise settlements with several LGUs in order to maintain and preserve its good standing and relationship with these LGUs. PLDT has paid a total amount of Php277 million as of June 30, 2004 for local franchise tax covering the fourth quarter of 1998 to 2004 to certain LGUs who have agreed to a compromise settlement.

PLDT continues to contest assessments amounting to Php5,142 million, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. No. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

In a petition recently filed with the Supreme Court involving another LGU, PLDT has appealed to the Supreme Court for a re-examination of its decision in the City of Davao case in light of the strong dissenting opinion in that case concurred in by four (4) other Justices of the Supreme Court.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our financial statements as of June 30, 2004.

Air Time Purchase Agreement with AIL

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite (assigned and transferred to AIL), as amended in December 1998. The agreement states that PLDT has to purchase at least US$5 million worth of air time annually over ten years commencing on the date of the Garuda satellite’s commercial operations and has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term in the event revenues generated are less than US$45 million in any given year. The air time payment obligations shall remain in effect until all indebtedness incurred by AIL have been fully repaid. See Note 15 – Related Party Transactions and Note 20 – Contractual Obligations and Commercial Commitments for detailed discussion of the terms of the agreement.

The Garuda satellite was launched on February 12, 2000 and was available for service beginning October 1, 2000. Pre-commercial operations began on January 1, 2001 and full commercial operations began on January 1, 2002.

We believe that the payment obligations under the Air Time Purchase Agreement exceed the economic benefits expected to be received under it as a result of the delay in the launch of the satellite, unavailability of competitive handsets and competitions from cellular GSM services, occurrence of a partial satellite loss, changes in the primary business of AIL and other factors affecting its business. Accordingly, we started negotiations with AIL for the revision of the payment obligations under the Air Time Purchase Agreement in 2000.

As a result of these negotiations, the effective date of Air Time Purchase Agreement became January 1, 2002. In 2002, billings for satellite air time were reduced to actual air time usage, less amount for marketing assistance to service providers. In March 2003, PLDT, together with the founder NSPs, entered into a Standstill Agreement with AIL. Payments made to AIL under the Air Time Purchase Agreement based on billings of actual usage and the Standstill Agreement amounted to US$1 million in 2002, US$3.8 million in 2003 and US$0.4 million for the first quarter of 2004.

On February 10, 2004, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the deadline set in the Standstill Agreement for the establishment of a revised Air Time Purchase Agreement.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default. Furthermore, PLDT maintains its position that the Air Time Purchase Agreement has been rendered ineffective by various events, circumstances and technical problems encountered in the operation of the business of AIL. The substantial changes in the circumstances under which AIL must operate, changes which were not contemplated by the parties at the time the commitments were made, have rendered the commitments under the Air Time Purchase Agreement unrealistic and the performance of the same impossible.

As of June 30, 2004, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php12,030 million.

We made a reasonable estimate of the amount necessary in the event such obligation would be settled and have made the appropriate provisions in our financial statements as of December 31, 2004 with due consideration of AIL’s existing indebtedness and of PLDT’s share as one of the founder NSPs. Total indebtedness of AIL amounted to US$195 million as of January 1, 2003.

22. Foreign Currency–Denominated Monetary Assets and Liabilities

PLDT’s and its subsidiaries’ foreign currency–denominated monetary assets and liabilities and their peso equivalents follow:

	June 30, 2004 (Unaudited)		December 31, 2003 (Audited)
	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
	(in millions)
Consolidated
Assets:
Cash and cash equivalents	US$294	Php16,503	US$146	Php8,098
Receivables – net	176	9,871	195	10,855
Other current assets	–	9	–	–
	470	26,383	341	18,953
Liabilities:
Notes payable	–	–	3	150
Accounts payable	87	4,863	60	3,322
Accrued expenses and other current liabilities	74	4,086	25	1,342
Long-term debt	2,606	142,758	2,819	153,542
Deferred credits and other noncurrent liabilities	217	12,228	209	11,613
	2,984	163,935	3,116	169,969
Net foreign currency – denominated liabilities	US$2,514	Php137,552	US$2,775	Php151,016

Non-Consolidated
Assets:
Cash and cash equivalents	US$199	Php11,198	US$54	Php3,014
Receivables – net	123	6,892	134	7,463
Other current assets	–	9	–	–
	322	18,099	188	10,477
Liabilities:
Accounts payable	10	572	16	874
Accrued expenses and other current liabilities	59	3,346	7	386
Long-term debt	2,193	119,555	2,373	128,757
Deferred credits and other noncurrent liabilities	218	12,228	209	11,613
	2,480	135,701	2,605	141,630
Net foreign currency – denominated liabilities	US$2,158	Php117,602	US$2,417	Php131,153

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php56.176 to US$1.00 and Php55.586 to US$1.00, the Philippine peso-U.S. dollar exchange rates as of June 30, 2004 and December 31, 2003, respectively.

As at August 3, 2004, the peso–dollar exchange rate was Php55.853 to US$1.00. Using this exchange rate, our net foreign currency–denominated liabilities as of June 30, 2004 would have decreased by Php812 million and Php697 million on a consolidated and non-consolidated basis, respectively.

23. Financial Instruments

PLDT

Long-term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As of June 30, 2004 and December 31, 2003, these long-term currency swaps have an aggregate notional amount of US$725 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest US$/Php spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal-only currency swap agreements in order to lower the running hedging cost of the swaps. As of June 30, 2004 and December 31, 2003, the outstanding swap contracts have an average exchange rate of Php51.177 and Php51.22, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged to about 2.52% and 2.10% per annum as at June 30, 2004 and December 31, 2003, respectively.

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine Peso and the US$, the costs to book long-term currency swaps can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, credit linkage, and fixed to floating coupon-only swaps.

The currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the US$/Php spot exchange rate on maturity date settles beyond an agreed threshold, PLDT will have to purchase US$ at the minimum exchange rate plus the excess above the agreed threshold rate. On the other hand, if on maturity, the US$/Php spot exchange rate is lower than the minimum exchange rate, PLDT will have the option to purchase at the prevailing US$/Php spot exchange rate.

In March 2004, PLDT amended an additional US$150 million of the long-term currency swaps to include credit-linkage with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amount where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As of June 30, 2004 and December 31, 2003, US$725 million and US$575 million of PLDT’s long-term currency swaps, respectively, have been structured to include credit-linkage with PLDT as the reference entity.

A portion of our currency swap agreements to hedge our 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate JP¥ amount. Under this agreement, PLDT is entitled to receive the full equivalent of the fixed coupon provided the US$/JP¥ exchange rate stays above a predetermined level. Below this level, only a fraction of the fixed coupon will be due to PLDT. In order to mitigate the risk of the JP¥ strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the US$/JP¥ rate. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

As of June 30, 2004 and December 31, 2003, the estimated mark-to-market value of the outstanding swaps amounted to net loss positions of Php1,667 million and Php1,227 million, respectively.

Forward Exchange Contracts

PLDT had the following outstanding short-term forward exchange contracts to buy US$ and sell Pesos as of June 30, 2004 and December 31, 2003:

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Aggregate notional amount (in millions)	US$76	US$125
Weighted average forward rate
(net of discount for prepaid forward contracts)	Php56.26 to US$1	Php55.90 to US$1

As of June 30, 2004, PLDT also has outstanding short-term forward exchange contracts to buy JP¥ and sell US$ with aggregate notional amount of JP¥400 million and a weighted average forward rate of JP¥110.16 to US$1.00.

Prepaid forward contracts totaled US$5.5 million as of June 30, 2004.

The estimated net mark-to-market gain/(loss) on all the outstanding forward exchange contracts amounted to about Php6 million and (Php11 million) as of June 30, 2004 and December 31, 2003, respectively.

Short-Term Currency Option Contracts

PLDT utilized structures incorporating currency options to hedge the maturing principal on its fixed rate notes due June 2004 and August 2005 and other short-term US$ and JP¥ foreign currency obligations. As of June 30, 2004, PLDT has outstanding currency option contracts amounting to US$73 million and JP¥863 million.

The estimated mark-to-market gain on the outstanding currency options contracts amounted to about Php277 million and Php247 million as of June 30, 2004 and December 31, 2003, respectively.

Smart

Forward Exchange Contracts

Smart has the following outstanding short-term forward buy US$ contracts as of June 30, 2004 and December 31, 2003:

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Aggregate notional amount (in millions)	US$121	US$72
Weighted average forward rate
(net of discount for prepaid forward contracts)	Php56.06 to US$1	Php56.71 to US$1

Third currency forward contract in JPY as of June 30, 2004 amounted to JPY92.3 million at forward rate of Php0.512 per JPY1.00.

Prepaid forward contracts totaled US$65 million as of June 30, 2004.

The net mark-to-market gain on the outstanding forward contracts as of June 30, 2004 amounted to Php28 million and the net mark-to-market loss on the outstanding forward contracts as of December 31, 2003 amounted to Php51 million.

24. Reportable Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We have organized our business into three main segments:

  Wireless — wireless telecommunications services provided through our cellular service provider, Smart, and satellite and VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, Maratel, BCC which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global; and

  Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, internet access services provided by ePLDT’s subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments.

The segment assets as of June 30, 2004 and December 31, 2003 and results of operations of our reportable segments for the six months ended June 30, 2004 and 2003 reported under Philippine GAAP are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Eliminations	Total
	(in million pesos)
As of and for the six months ended June 30, 2004 (Unaudited)
Operating revenues:	31,710	23,723	1,114	(950)	55,597
External revenues	31,231	23,384	982	–	55,597
Inter-segment revenues	479	339	132	(950)	–
Operating expenses:	16,317	16,715	1,029	(1,006)	33,055
External expenses	15,841	16,241	973	–	33,055
Inter-segment expenses	476	474	56	(1,006)	–
Operating income	15,390	7,143	9	–	22,542
Segment assets	84,651	265,510	3,404	(53,329)	300,236
Segment liabilities	41,167	153,689	3,088	(8,974)	188,970
Net cash flows provided by (used in):
Operating activities	20,127	14,733	124	26	35,010
Investing activities	(9,415)	8,631	(169)	(10,543)	(11,496)
Financing activities	(14,100)	(16,824)	55	10,517	(20,352)
Equity share in net losses (income) of investees, including goodwill and provision for permanent decline in value of investment	47	(11,611)	(5)	11,612	43
Provision for doubtful accounts	480	1,394	(9)	–	1,865
Depreciation and amortization	6,117	6,980	148	–	13,245
Impairment losses	–	85	–	–	85
Capital expenditures	(8,823)	(2,678)	(75)	–	(11,576)

As of December 31, 2003 (As restated – Note 3) and for the six months ended June 30, 2003 (Unaudited)
Operating revenues:	22,875	23,059	879	(594)	46,219
External revenues	22,493	22,862	864	–	46,219
Inter-segment revenues	382	197	15	(594)	–
Operating expenses:	14,810	16,692	1,020	(603)	31,919
External expenses	14,610	16,289	1,020	–	31,919
Inter-segment expenses	200	403	–	(603)	–
Operating income (losses)	7,883	6,573	(156)	–	14,300
Segment assets	82,631	264,017	3,050	(52,316)	297,382
Segment liabilities	39,085	163,688	2,856	(8,353)	197,276
Net cash flows provided by (used in):
Operating activities	12,425	10,588	(243)	311	23,081
Investing activities	(3,823)	2,637	(167)	(4,346)	(5,699)
Financing activities	(8,517)	(13,064)	455	4,036	(17,090)
Equity share in net losses (income) of investees, including goodwill and provision for permanent decline in value of investment	1,614	(3,201)	1	3,202	1,616
Provision for doubtful accounts	370	1,521	11	–	1,902
Depreciation and amortization	4,944	6,571	181	–	11,696
Impairment losses	964	–	265	–	1,229
Capital expenditures	(3,743)	(1,546)	(51)	–	(5,340)

25. Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gateway Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlement with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

  U.S. Federal Communications Commission, or U.S FCC, Ruling versus Philippine Telecommunications Companies

Effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In orders dated February 7 and 26, 2003, the NTC confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issued a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On October 17, 2003, based on negotiations between the NTC and the U.S. FCC to resolve the issue regarding termination rates, the NTC, in the expectation that the U.S. FCC would fully lift the March 10, 2003 Order, lifted its March 12, 2003 Order and directed all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers at mutually acceptable final or interim termination rates and other terms and conditions agreed upon by the parties.

On November 17, 2003, after Smart reached interim agreements with each of AT&T and MCI on September 30 and November 12, 2003, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order with respect to Smart and ordered the U.S. carriers to resume making payments to Smart.

On January 15, 2004, after PLDT reached interim agreements with each of MCI and AT&T and reopened its circuits with these carriers on November 12, 2003 and January 9, 2004, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order also with respect to PLDT and ordered the U.S. carriers to resume making payments to PLDT.

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC’s recently adopted International Settlements Policy Reform Order which eliminated ISP.

Although not included in the initial list of countries exempted from the U.S. FCC’s International Settlements Policy, or ISP, the U.S. FCC identified the U.S.–Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July 2004, removal was reported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc.

On July 6, 2004, PLDT filed with the U.S. FCC a Petition for Reconsideration of the Commission’s May 13, 2004 Order on the grounds that the Order should have vacated as moot the International Bureau’s March 10, 2003 Order.

c. Investigation by U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. is currently producing documents. In addition, in March 2004, a PLDT (U.S.) Ltd. employee received a subpoena to testify before the grand jury in connection with this investigation. This employee has not yet been asked to appear before the grand jury. At this time, the PLDT Group cannot predict the outcome of this investigation.

d. Piltel Debt Exchange Transaction

On July 2, 2004, Smart announced that it had successfully closed the Piltel debt exchange transaction. This concluded the process begun in March this year when Smart invited various creditors of Piltel to exchange their indebtedness for various types of Smart debt and/or cash, as follows:

•         Cash settlement, at a maximum exchange price of US$0.40 for each US$1.00 equivalent of Piltel debt exchanged;

•         US$ Smart debt maturing in December 2007 at the rate of US$0.525 for each US$1.00 equivalent of Piltel debt exchanged, with interest at US$ LIBOR plus 1% per annum, payable quarterly;

•         US$ Smart debt maturing in December 2008 at the rate of US$0.575 for each US$1.00 equivalent of Piltel debt exchanged, with interest at US$ LIBOR plus 1% per annum, payable quarterly;

•         US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$1.00 equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly; and

•         For Yen Trade creditor, US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$1.00 equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly and with an option to elect, by not less than 15 months’ prior notice, for an early repayment at a discount either on December 2007 at 52.5% of the relevant debt amount or on December 2008 at 57.5% of the relevant debt amount.

By the end of the offer period on May 31, 2004, Smart had received offers from Piltel’s creditors representing approximately 69.4% in aggregate of the outstanding restructured Piltel debt. In addition, it had received, from a significant portion of the Piltel creditors who did not participate in the transaction, waivers to certain provisions of the agreements governing Piltel’s restructured indebtedness, allowing Smart to close the transaction. Given the high level of acceptance from the Piltel creditors, the Board of Directors of PLDT and Smart endorsed Smart’s decision to proceed with the Piltel debt exchange transaction.

As a result, Smart became Piltel’s largest creditor, holding US$289 million of Piltel’s US$417 million restructured debt. Based on the options chosen by the participating creditors, Smart issued US$283.2 million in new debt and paid US$1.5 million in cash.

	Allocation
Option	Amount	%	Exchange Ratio (%)	New Debt/Cash Outlay of Smart
	(in millions, except percentage)

2014 Smart Debt	US$280.1	67.2	100.0	US$280.1
2008 Smart Debt	5.0	1.2	57.5	2.9
2007 Smart Debt	0.4	0.1	52.5	0.2
Subtotal	285.5	68.5	210.0	283.2
Cash	3.8	0.9	40.0	1.5
Total	US$289.3	69.4	250.0	US$284.7

Further, in line with the previously announced intention of Smart to acquire PLDT’s equity holdings in Piltel, Smart entered, also on July 2, 2004, into a Sale and Purchase Agreement with PLDT to acquire the latter’s 59.3 million shares of Piltel Series K, Class I Convertible Preferred Stock for Php2,066 million. The payment was settled through an offset of amounts owed to Smart by PLDT arising primarily from interconnection charges. At a later stage, Smart intends to acquire the common shares held by PLDT in Piltel, thereby consolidating PLDT’s wireless holdings.

On July 9, 2004, Smart converted a total of 4.8 million shares of Piltel Series K, Class I Convertible Preferred Stock into 820.3 million shares of Piltel common stock, equivalent to 32.7% of the total outstanding shares of common stock of Piltel after such conversion. Such initial conversion resulted in diluting PLDT’s ownership in Piltel to 30.5%. Smart intends to convert its remaining 54.5 million shares of Piltel Series K, Class I Convertible Preferred Stock into 9,260 million shares of common stock from the increase in authorized capital stock of Piltel. Piltel has scheduled a special stockholders’ meeting on September 3, 2004 to approve this increase. Once all the outstanding shares of Piltel Series K, Class I Convertible Preferred Stock are fully converted, Smart will hold a total of 10,080 million shares of common stock of Piltel, equivalent to 85.6% of the resulting total outstanding shares of common stock after such conversion. In aggregate therefore, ownership of Piltel by PLDT and Smart will be 92.1%.

On July 19, 2004, Smart received confirmation from SEC that the issuance of 820.3 million shares of common stock of Piltel, equivalent to 32.7% of total outstanding shares of common stock of Piltel after the initial conversion will not trigger a mandatory tender offer requirement under Section 19 of the Securities Regulation Code. The SEC also confirmed that the conversion of the remaining preferred stocks made through an increase in Piltel’s capital stock is also exempt from mandatory tender offer requirement.

26. Reclassification of Accounts

We have reclassified certain accounts in 2003 to conform with our 2004 financial statements presentation.